UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            NSTOR TECHNOLOGIES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.05 par value per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   67018N 10 8
                       -----------------------------------
                                 (CUSIP Number)

                                Michael K. McCraw
                         Pacific Technology Group, Inc.
                        2740 N. Dallas Parkway, Suite 200
                               Plano, Texas 75093
                                 (972) 543-1500
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 7, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                              Page 2 of 12 Pages


                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific Technology Group, Inc.
                                    -----------------------------------------

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 75-2490943
                                                    -------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [     ]
                                                               (b)    [     ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS   OO
                           --------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Nevada

         NUMBER OF         7.   SOLE VOTING POWER                  22,500,000
         SHARES
         BENEFICIALLY      8.   SHARED VOTING POWER
         OWNED BY                                                  ----------
         EACH              9.   SOLE DISPOSITIVE POWER             22,500,000
         REPORTING
         PERSON WITH       10.  SHARED DISPOSITIVE POWER
                                                                   ----------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                    22,500,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        16.4%
                                                                   ----------
14.      TYPE OF REPORTING PERSON     CO
                                      ----------------------------------------

* The Reporting Person identified above also owns 1,000 shares of the Issuer's Series L Convertible Preferred Stock, par value $.01 per share (defined in Item 4 of this Statement as, the "Preferred Stock"). After obtaining all requisite approvals from the shareholders of the Issuer, each share of Preferred Stock may initially be converted by the above-referenced Reporting Person into 4,527.027 shares of Common Stock of the Issuer. Assuming the conversion of all 1,000 shares of Preferred Stock, the Reporting Person identified above would own 27,027,027 shares of Common Stock of the Issuer.

                                                              Page 3 of 12 Pages


                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific Technology Services, Inc.
                                    ----------------------------------------

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No.  75-2537986
                                                             ---------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    [     ]
                                                             (b)    [     ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS   OO
                           -------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Nevada

         NUMBER OF       7.   SOLE VOTING POWER
         SHARES                                               ---------------
         BENEFICIALLY    8.   SHARED VOTING POWER
         OWNED BY                                             ---------------
         EACH            9.   SOLE DISPOSITIVE POWER
         REPORTING                                            ---------------
         PERSON WITH     10.  SHARED DISPOSITIVE POWER
                                                              ---------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                               30,000,000*

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                       [        ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   17.9%
                                                              --------------
14.      TYPE OF REPORTING PERSON     CO
                                      --------------------------------------
* As of March 1, 2002, the Issuer granted to the Reporting Person identified above (defined in this Statement as "PTS") the right and option to purchase up to 30,000,000 newly-issued shares of Common Stock for a purchase price of $.40 per share. (See Item 5(b)(ii) for additional information).

                                                              Page 4 of 12 Pages


                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific USA Holdings Corp.
                                    -----------------------------------------

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  EIN No. 75-2255876
                                                    -------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [    ]
                                                               (b)   [    ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS   N/A-See Item 4 of this Statement for additional
                           information.
                           --------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [    ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Texas
                                                -----------------------------
         NUMBER OF        7.   SOLE VOTING POWER
         SHARES                                              --------------
         BENEFICIALLY     8.   SHARED VOTING POWER
         OWNED BY                                            --------------
         EACH             9.   SOLE DISPOSITIVE POWER
         REPORTING                                           --------------
         PERSON WITH      10.  SHARED DISPOSITIVE POWER
                                                             --------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                              22,500,000*
                                                             --------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                      [        ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.4%
                                                              -------------
14.      TYPE OF REPORTING PERSON     CO
                                      -------------------------------------

* The Reporting Person identified above is the parent corporation of Pacific Technology Group, Inc. and Pacific Technology Services, Inc., and, as such, may be deemed to be the beneficial owner of the shares of capital stock referenced in this Statement.

                                                              Page 5 of 12 Pages


                                  SCHEDULE 13D
CUSIP No. 67018N 10 8

1.       NAME OF REPORTING PERSON   Pacific Electric Wire & Cable Co., Ltd.
                                    -----------------------------------------

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EIN No. N/A - Foreign Person
                                                   ----------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    [     ]
                                                             (b)    [     ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS   N/A-See Item 4 of this Statement for additional
                           information.
                           ---------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION   Taiwan, Republic of China
                                                -----------------------------

         NUMBER OF          7.      SOLE VOTING POWER
         SHARES                                                   -----------
         BENEFICIALLY       8.      SHARED VOTING POWER
         OWNED BY                                                 -----------
         EACH               9.      SOLE DISPOSITIVE POWER
         REPORTING                                                -----------
         PERSON WITH        10.     SHARED DISPOSITIVE POWER
                                                                  -----------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                    22,500,000*
                                                                  ------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [     ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       16.4%
                                                                  ------------
14.      TYPE OF REPORTING PERSON     CO
                                      ----------------------------------------

* The Reporting Person identified above is the parent corporation of Pacific USA Holdings Corp., which is the parent corporation of Pacific Technology Group, Inc. and Pacific Technology Services, Inc., and, as such, may be deemed to be the beneficial owner of the shares of capital stock referenced in this Statement.

                                                              Page 6 of 12 Pages


Item 1. Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10140 Mesa Rim Road, San Diego, California 92121, and its telephone number at such address is (858) 453-9191.

Item 2.  Identity and Background.

     Certain information concerning the directors and executive officers of the Reporting Persons (as such term is defined in paragraph (a) below) is set forth on Attachments 1, 2 or 3 to this Statement, as applicable. The Attachments to this Statement are incorporated herein by reference.

          (a) This Statement is filed by (i) Pacific Technology Group, Inc., a Nevada corporation ("Pacific Technology"), (ii) Pacific Technology Services, Inc., a Nevada corporation ("PTS"), (iii) Pacific Technology's and PTS's parent, Pacific USA Holdings Corp., a Texas corporation ("PUSA"), and (iv) PUSA's parent corporation, Pacific Electric Wire & Cable Co., Ltd., a Taiwanese corporation ("PEWC" and, collectively with Pacific Technology, PTS, and PUSA, the "Reporting Persons").

          (b) The principal business address of each of Pacific Technology, PTS, and PUSA is 2740 N. Dallas Parkway, Suite 200, Plano, Texas 75093. The principal business address of PEWC is 4th Floor, 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China.

          (c) Each of the Reporting Persons is a corporation.

          (d) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Attachments 1, 2 or 3 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

          (e) Neither any of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Attachments 1, 2 or 3 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) All persons named on Attachments 1, 2 or 3 to this Statement are citizens of the United States of America or the Republic of China, as indicated on each such Attachment.
                                                              Page 7 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration.

          See Item 4 below.

Item 4. Purpose of Transaction.

          On June 7, 2002, Pacific Technology acquired 22,500,000 shares of the Issuer's common stock, par value $.05 per share (the "Common Stock"), and 1,000 shares of the Issuer's Series L Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), in exchange for all of the outstanding capital stock of Stonehouse Technologies, Inc., a Texas corporation and wholly-owned subsidiary of Pacific Technology ("Stonehouse"). After obtaining all requisite approvals from the shareholders of the Issuer, each share of Preferred Stock is initially convertible into 4,527.027 shares of Common Stock.

          As more fully described in that certain Stock Purchase Agreement, dated as of June 7, 2002 (the "Stock Purchase Agreement), by and among the Issuer, Pacific Technology, PUSA, and Stonehouse (which is referred to in Item 7 of this Statement and incorporated herein by reference), Pacific Technology may also be entitled to receive up to a maximum of 8,687,258 additional shares of Common Stock (subject to anti-dilution adjustments, if any) from the Issuer (the "Additional Common Stock") as additional earn-out consideration. Under certain circumstances described in the Stock Purchase Agreement, the Issuer may deliver to Pacific Technology up to 1,000 additional shares of Preferred Stock in lieu of issuing the Additional Common Stock.

          The Stock Purchase Agreement requires that the Issuer, no later than thirty (30) days following the closing date of June 7, 2002, shall file with the Securities and Exchange Commission preliminary proxy materials with respect to an annual meeting of its stockholders for the purpose of voting upon, among other things, (i) the issuance to Pacific Technology of shares of Common Stock upon the conversion by Pacific Technology of the Preferred Stock, (ii) the issuance of Additional Common Stock to the extent the Issuer is obligated to issue such Additional Common Stock in accordance with the Stock Purchase Agreement, and (iii) the issuance of Common Stock pursuant to the PTS Option (as more fully described in Item 5(b)(ii) below) (the foregoing items (i), (ii), and
(iii) are collectively referred to in this Statement as, the "Proposals"). The Stock Purchase Agreement requires the Issuer to use its best efforts to hold such annual meeting within seventy-five (75) days of the June 7, 2002 closing date.

          Each of the Principal Stockholders (as such term is defined in Item 6 below) executed an Irrevocable Proxy dated as of June 7, 2002 (which is referred to in Item 7 of this Statement and incorporated herein by reference) appointing two representatives of Pacific Technology to vote any and all shares of capital stock of the Issuer owned by each such Principal Stockholder in favor of the Proposals at any meeting of the shareholders of the Issuer called for

                                                              Page 8 of 12 Pages

the purpose of approving the Proposals, whether at a regular or special meeting of the shareholders, or at any adjournments thereof, or by written consent without a meeting.

                  The shares of Common Stock and Preferred Stock acquired by Pacific Technology have been acquired for investment purposes. As of the date of this statement, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j), inclusive, of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) (i) Pacific Technology directly owns 22,500,000 shares of Common Stock, constituting approximately 16.4% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 115,049,920 shares of Common Stock of the Issuer outstanding as of April 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, together with the shares of Common Stock acquired by Pacific Technology in connection with the transaction described in Item 4 above).

                      (ii) If all of the shares of Preferred Stock held by Pacific Technology were converted into shares of Common Stock at the present conversion rate, Pacific Technology would directly own 27,027,027 shares of Common Stock, constituting approximately 19.0% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 115,049,920 shares of Common Stock of the Issuer outstanding as of April 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, together with the shares of Common Stock acquired by Pacific Technology in connection with the transaction described in Item 4 above).

                  (b) (i)  Except  as  otherwise  disclosed  in  this  paragraph
(b)(i), Pacific Technology has the sole power to vote and the sole power to dispose of the shares of Common Stock and Preferred Stock owned by it. By virtue of its position as the sole shareholder of Pacific Technology, PUSA may be deemed to beneficially own all of the shares of Common Stock and Preferred Stock of the Issuer directly owned by Pacific Technology. Accordingly, PUSA may be deemed to ultimately direct Pacific Technology with respect to voting and disposition of the shares of Common Stock and Preferred Stock of the Issuer owned by Pacific Technology. By virtue of its position as the sole shareholder of PUSA, PEWC may be deemed to beneficially own all of the shares of Common Stock and Preferred Stock of the Issuer directly owned by Pacific Technology and deemed to be beneficially owned by PUSA. Accordingly, PEWC may be deemed to ultimately direct PUSA and, indirectly, Pacific Technology with respect to voting and disposition of the shares of Common Stock and Preferred Stock of the Issuer owned by Pacific Technology.

                      (ii)     In addition, PUSA and PEWC disclose   that as  of
March 1, 2002, the Issuer and PTS entered into that certain Option One Agreement (the "Option Agreement")

                                                              Page 9 of 12 Pages

(which Option Agreement is referred to in Item 7 of this Schedule and incorporated herein by reference), pursuant to which the Issuer granted to PTS the right and option (the "PTS Option") to purchase up to 30,000,000 newly-issued shares of Common Stock for a purchase price of $.40 per share. The term of the PTS Option commenced on March 1, 2002 and will end at midnight on November 30, 2002, unless sooner terminated. As of the filing date of this Statement, PTS had not exercised the PTS Option in respect of any shares of Common Stock covered by the Option Agreement. If PTS exercised the PTS Option in respect of all shares covered by the Option Agreement, PTS would directly own 30,000,000 shares of Common Stock, constituting approximately 17.9% of the outstanding shares of the Common Stock of the Issuer (such percentage, which is rounded to the nearest tenth, is based upon the 115,049,920 shares of Common Stock of the Issuer outstanding as of April 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, together with the shares of Common Stock acquired by Pacific Technology in connection with the transaction described in Item 4 above).

                  (c) None of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days. To the best of the Reporting Persons' knowledge, none of the Reporting Persons nor any of the persons listed on Attachments 1, 2 or 3 to this Statement has effected any transactions in the Common Stock during the past 60 days.

                  (d) No other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described in Item 5.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  As  a  condition  to  the  consummation  of  the  transactions contemplated by the Stock Purchase Agreement, the Issuer, Pacific Technology, H. Irwin Levy ("Levy"), Hilcoast Development Corp ("Hilcoast"), MLL Corp. (together with Levy and Hilcoast, the "Levy Affiliates"), Maurice A. Halperin ("Halperin"), and Halco Investments, L.C. (together with Halperin, the "Halperin Affiliates") entered into that certain Stockholders' Agreement dated as of June 7, 2002 (the "Stockholders' Agreement"). The Stockholders' Agreement is referred to in Item 7 of this Statement and incorporated herein by reference.

                  The Stockholders' Agreement, among other things, requires that each of the Principal Stockholders (defined in the Stockholders' Agreement as the Levy Affiliates and the Halperin Affiliates, collectively), for so long as each such Principal Stockholder owns shares of Capital Stock (as such term is defined in the Stockholders' Agreement) of the Issuer, to vote to elect to the Board of Directors of the Issuer Jack Takacs (or another designee of PUSA reasonably acceptable to such Principal Stockholder) and another designee of PUSA reasonably acceptable to such Principal Stockholder at each of the Issuer's Annual Meetings of

                                                             Page 10 of 12 Pages


Stockholders. This obligation will terminate on the date on which Pacific Technology, PUSA, or any of their respective Affiliates (as such term is defined in the Stockholders' Agreement) cease to own at least 5% of the Capital Stock of the Issuer.

                  The Issuer and Pacific Technology also entered into a Registration Rights Agreement dated as of June 7, 2002 (which is referred to in Item 7 of this Statement and incorporated herein by reference), pursuant to which the Issuer has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, and applicable state securities laws, with respect to (i) the Common Stock issued or issuable to Pacific Technology under the Stock Purchase Agreement, including, without limitation, any Additional Common Stock, and any Common Stock issuable upon conversion of the Preferred Stock and (ii) shares of Common Stock issuable to PTS upon the exercise of the PTS Option under the Option Agreement.

Item 7.  Material to be Filed as Exhibits.

         1.       Stock Purchase Agreement dated as of June 7, 2002.

         2.       Option Agreement dated as of March 1, 2002

         3.       Stockholders' Agreement dated as of June 7, 2002.

         4.       Agreement of Joint Filing

         5.       Form of Irrevocable Proxy dated as of June 7, 2002

         6.       Registration Rights Agreement dated as of June 7, 2002

                                                             Page 11 of 12 Pages

Signature.

                  After reasonable inquiry and to the best of their knowledge and belief, the signatories below certify that the information set forth in this Statement is true, complete, and correct.

                                     PACIFIC TECHNOLOGY GROUP, INC.


                                     By: /s/ MICHAEL K. MCCRAW
                                         ---------------------------------------
                                         Michael K. McCraw
                                         President and Treasurer




                                     PACIFIC TECHNOLOGY SERVICES, INC.

                                     By: /s/ MICHAEL K. MCCRAW
                                         ---------------------------------------
                                         Michael K. McCraw
                                         Treasurer



                                     PACIFIC USA HOLDINGS CORP.

                                     By:  /s/ MICHAEL K. MCCRAW
                                          --------------------------------------
                                          Michael K. McCraw
                                          President





                                     PACIFIC ELECTRIC WIRE & CABLE CO., LTD.

                                     By:  /s/ TOM C.Y. TUNG
                                          --------------------------------------
                                          Tom C. Y. Tung
                                          President
Dated:  June 17, 2002

                                  ATTACHMENT 1

         The name, business address, and principal occupation of the directors and executive officers of Pacific Technology Group, Inc. are as follows:

DIRECTORS:




          NAME             BUSINESS ADDRESS                            PRINCIPAL OCCUPATION          CITIZENSHIP

Tung Yu-jeh                c/o PEWC Wire and Cable Co., Ltd.           Honorary Chairman and         Taiwan, ROC
                           4th Floor, 285 Chung Hsiao East Road        Executive Director of the
                           Section 4, Taipei                           Board of PEWC
                           Taiwan, Republic of China

Sun Tao-tsun               c/o PEWC Wire and Cable Co., Ltd.           Chairman of PEWC              Taiwan, ROC
                           4th Floor, 285 Chung Hsiao East Road
                           Section 4, Taipei
                           Taiwan, Republic of China

Tom C. Y. Tung             c/o PEWC Wire and Cable Co., Ltd.           President of PEWC
                           4th Floor, 285 Chung Hsiao East Road
                           Section 4, Taipei
                           Taiwan, Republic of China



OFFICERS:

          NAME             BUSINESS ADDRESS                            PRINCIPAL OCCUPATION          CITIZENSHIP

John E. Gates              Willow Bend Center I                        Chief Executive Officer       US
                           2740 N. Dallas Parkway
                           Dallas, TX 75093

Michael K. McCraw          Willow Bend Center I                        President                     US
                           2740 N. Dallas Parkway
                           Dallas, TX 75093

Michael K. McCraw          Willow Bend Center I                        Treasurer                     US
                           2740 N. Dallas Parkway
                           Dallas, TX 75093

Paul J. Weber              Willow Bend Center I                        Secretary                     US
                           2740 N. Dallas Parkway
                           Dallas, TX 75093


                                                   ATTACHMENT 2

         The name, business address, and principal occupation of the directors and executive officers of Pacific USA Holdings Corp. are as follows:

DIRECTORS:


          NAME             BUSINESS ADDRESS                            PRINCIPAL OCCUPATION          CITIZENSHIP

Tung Yu-jeh                c/o PEWC Wire and Cable Co., Ltd.           Honorary Chairman and         Taiwan, ROC
                           4th Floor, 285 Chung Hsiao East Road        Executive Director of the
                           Section 4, Taipei                           Board of PEWC
                           Taiwan, Republic of China

Sun Tao-tsun               c/o PEWC Wire and Cable Co., Ltd.           Chairman of PEWC              Taiwan, ROC
                           4th Floor, 285 Chung Hsiao East Road
                           Section 4, Taipei
                           Taiwan, Republic of China

Tom C. Y. Tung             c/o PEWC Wire and Cable Co., Ltd.           President of PEWC
                           4th Floor, 285 Chung Hsiao East Road
                           Section 4, Taipei
                           Taiwan, Republic of China



OFFICERS:

          NAME             BUSINESS ADDRESS                            PRINCIPAL OCCUPATION          CITIZENSHIP

Jack Takacs                Willow Bend Center I                        Chief Executive Officer       US
                           2740 N. Dallas Parkway
                           Dallas, TX 75093

Michael K. McCraw          Willow Bend Center I                        President                     US
                           2740 N. Dallas Parkway
                           Dallas, TX 75093

Gina Kay                   Willow Bend Center I                        Treasurer                     US
                           2740 N. Dallas Parkway
                           Dallas, TX 75093

Paul J. Weber              Willow Bend Center I                        Senior Vice President/        US
                           2740 N. Dallas Parkway                      Secretary
                           Dallas, TX 75093



                                  ATTACHMENT 3

          The name, business address, and principal occupation of the directors and executive officers of Pacific Electric Wire & Cable Co., Ltd. are as follows:

DIRECTORS


NAME                                 BUSINESS ADDRESS                 PRINCIPAL OCCUPATION          CITIZENSHIP

Tung Yu-jeh               c/o Pacific USA Holdings Corp.           Honorary Chairman and       Taiwan, ROC
                          2740 N. Dallas Parkway, Suite 200        Executive Director of the
                          Plano, TX 75093                          Board of PEWC
Lee Yu tien               c/o PEWC Wire & Cable Co., Ltd.          Vice-Chairman of PEWC       Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Sun Chen Shu-chuan        c/o PEWC Wire & Cable Co., Ltd.          Executive Director of PEWC  Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Cheng I-chou              c/o PEWC Wire & Cable Co., Ltd.          Executive Director of PEWC  Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Chiao Ting-piao           c/o PEWC Wire & Cable Co., Ltd.          Executive Director of PEWC  Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Sun Tao-tsun              c/o PEWC Wire & Cable Co., Ltd.          Chairman of the Board of    Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,    PEWC
                          Section 4
                          Taipei, Taiwan, Republic of China
Lee Chao-chun             c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Lee Pon-yean              c/o PEWC Wire & Cable Co., Ltd.          Director and Vice           Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,    President of PEWC
                          Section 4
                          Taipei, Taiwan, Republic of China
Liu Wei-kang              c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Tung Ching-yun            c/o Pacific USA Holdings Corp.           President of PEWC           Taiwan, ROC
                          2740 N. Dallas Parkway, Suite 200
                          Plano, TX 75093
Lee Ta-jen                c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Chiao Yu-chi              c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China




NAME                                 BUSINESS ADDRESS                 PRINCIPAL OCCUPATION          CITIZENSHIP


Sun Tao-chi               c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Lee Ta-cheng              c/o PEWC Wire & Cable Co., Ltd.          Director and Vice           Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,    President of PEWC
                          Section 4
                          Taipei, Taiwan, Republic of China
Cheng Chao-chun           c/o PEWC Wire & Cable Co., Ltd.          Director and Vice           Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,    President of PEWC
                          Section 4
                          Taipei, Taiwan, Republic of China
Sun Tao-heng              c/o PEWC Wire & Cable Co., Ltd.          Director and Vice           Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,    President of PEWC
                          Section 4
                          Taipei, Taiwan, Republic of China
Yuan Pei-yu               c/o PEWC Wire & Cable Co., Ltd.          Executive Director and      Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,    Vice President of PEWC
                          Section 4
                          Taipei, Taiwan, Republic of China
Satoshi Otohata           c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Japan
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Kuo Chih-wei              United Electronics Industry Co., Ltd.    Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Chang Min-chiang          c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Tony Yuan                 c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Tung Hsiu-chun            c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Tung Wang Wen-chuan       c/o PEWC Wire & Cable Co., Ltd.          Director of PEWC            Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China


OFFICERS

NAME                                 BUSINESS ADDRESS                 PRINCIPAL OCCUPATION          CITIZENSHIP

Sun Tao-tsun              c/o PEWC Wire & Cable Co., Ltd.          Chairman                    Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China




NAME                                 BUSINESS ADDRESS                 PRINCIPAL OCCUPATION          CITIZENSHIP


Sun Tao-heng              c/o PEWC Wire & Cable Co., Ltd.          Vice President              Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Lee Pon-yean              c/o PEWC Wire & Cable Co., Ltd.          Vice President of PEWC      Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Lee Ta-cheng              c/o PEWC Wire & Cable Co., Ltd.          Vice President of PEWC      Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Cheng Chao-chun           c/o PEWC Wire & Cable Co., Ltd.          Vice President of PEWC      Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China
Tung Ching-yun            c/o PEWC Wire & Cable Co., Ltd.          President of PEWC           Taiwan, ROC
                          4th Floor, 285 Chung Hsiao East Road,
                          Section 4
                          Taipei, Taiwan, Republic of China




                                    EXHIBIT 1

                            STOCK PURCHASE AGREEMENT



                                                                  EXECUTION COPY





                            STOCK PURCHASE AGREEMENT


                                      AMONG


                            NSTOR TECHNOLOGIES, INC.


                           PACIFIC USA HOLDINGS CORP.


                         PACIFIC TECHNOLOGY GROUP, INC.


                                       AND


                          STONEHOUSE TECHNOLOGIES, INC.


                                  JUNE 7, 2002

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT is entered into as of June 7, 2002 by and among NSTOR TECHNOLOGIES, INC., a Delaware company ("Buyer"), STONEHOUSE TECHNOLOGIES, INC., a Texas corporation (the "Company"), PACIFIC TECHNOLOGY GROUP, INC., a Nevada corporation and the sole shareholder of the Company (the "Shareholder") and PACIFIC USA HOLDINGS CORP., a Texas corporation and sole shareholder of the Shareholder ("Parent"). Buyer, the Company, the Shareholder and Parent are referred to collectively herein as the "Parties."

         The Shareholder owns all of the outstanding capital stock of the Company.

         This Agreement contemplates the sale to Buyer by the Shareholder of all of the issued and outstanding capital stock of the Company. Shareholder will receive capital stock of Buyer in exchange for all shares of capital stock of the Company held by the Shareholder.

         NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.

1.       DEFINITIONS.

         "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, obligations, Taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses, and any other cost of enforcing a Party's rights under this Agreement.

         "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

         "Affiliated Group" means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or foreign law.

         "Agreement" means this Stock Purchase Agreement together with all exhibits and schedules referred to herein as may be amended, supplemented or modified from time to time.

         "AMEX" has the meaning set forth in Section 7(m) below.

         "Applicable Rate" means the corporate base rate of interest publicly announced from time to time by the Wall Street Journal.

         "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

         "Business" has the meaning set forth in Section 7(j)(ii) below.

         "Buyer" has the meaning set forth in the preface above.

         "Buyer Common Stock" means the shares of the common stock, par value $.05 per share, of Buyer.

         "Buyer Financial Statements" has the meaning set forth in Section 3(b)(vii) below.

         "Buyer Most Recent Balance Sheet" means the balance sheet contained within the Buyer Most Recent Financial Statements.

         "Buyer Most Recent  Financial  Statement"  has the meaning set forth in
Section 3(b)(vii) below.

         "Buyer  Most  Recent  Fiscal  Period  End" has the meaning set forth in
Section 3(b)(vii) below.

         "Buyer  Most  Recent  Fiscal  Year  End" has the  meaning  set forth in
Section 3(b)(vii) below.

         "Buyer Preferred Stock" means the shares of the Series L Convertible Preferred Stock, par value $.01 per share, of Buyer.

         "Buyer Related Party and Buyer Related Parties" have the meanings set forth in Section 3(b)(xviii) below.

         "Buyer Securities" has the meaning set forth in Section 3(a)(iii) below.

         "Certificate of Designation" means the Certificate of Designation for the Buyer Preferred Stock, the form of which is attached hereto as EXHIBIT A.

         "Closing" has the meaning set forth in Section 2(d) below.

         "Closing Consideration" has the meaning set forth in Section 2(b) below.

         "Closing Date" has the meaning set forth in Section 2(d) below.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Common Shares" has the meaning set forth in Section 2(b) below.

         "Company" has the meaning set forth in the preface above.

         "Company Common Stock" means the common stock of the Company, par value $.01 per share.

         "Company Financial Statements" has the meaning set forth in Section 4(g) below.

         "Company Most Recent Balance Sheet" means the balance sheet contained within the Company Most Recent Financial Statements.

         "Company Most Recent Financial Statements" has the meaning set forth in
Section 4(g) below.

         "Company  Most Recent  Fiscal  Period End" has the meaning set forth in
Section 4(g) below.

         "Company  Most  Recent  Fiscal  Year End" has the  meaning set forth in
Section 4(g) below.

         "Company Related Party" and "Company Related Parties" have the meanings set forth in Section 4(bb) below.

         "Company Stock" means the Company Common Stock.

         "Consideration" has the meaning set forth in Section 2(b) below.

         "Controlled  Group of  Corporations"  has the meaning set forth in Code
Section 1563.

         "Conversion Shares" has the meaning set forth in Section 2(b) below.

         "Credit Lead Exchange" means a product that provides financial entities (primarily those engaged in automobile financing) with the ability to add a product offering (such as a credit card) to their loan applications and thereby potentially generate additional revenues from their ordinary loan application processes.

         "Disclosure Schedule" has the meaning set forth in Section 3(a) below.

         "Earn Out Consideration" has the meaning set forth in Section 2(b) below.

         "Earn Out Shares" has the meaning set forth in Section 2(c)(i) below.

         "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (d) Employee Welfare Benefit Plan or (e) bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, severance, salary continuation, termination, change of control or other material fringe benefit plan or program.

         "Employee  Pension  Benefit  Plan" has the  meaning  set forth in ERISA
Section 3(2).

         "Employee  Welfare  Benefit  Plan" has the  meaning  set forth in ERISA
Section 3(1).

         "Environmental, Health, and Safety Requirements" shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA   Affiliate"  means  any  trade  or  business  (whether  or  not incorporated) which is under common control with the Company within the meaning of Section 4001 of ERISA.

         "Excess Revenues" has the meaning set forth in Section 2(c)(i) below.

         "Fiduciary" has the meaning set forth in ERISA Section 3(21).

         "GAAP" means United States generally accepted accounting principles as in effect from time to time.

         "Gates Employment Agreement" has the meaning set forth in Section 5(i) below.

         "Governmental Authorizations" has the meaning set forth in Section 4(t) below.

         "Income Tax" means all income, alternative minimum and franchise tax, levies or other assessment on, or measured by, income imposed by the United States, any state, county, or local government, or a foreign country (or political subdivision in a foreign country) and such term shall include any interest, penalties or additions attributable to such tax.

         "Income Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto, and including any amendment thereof.

         "Indemnified Buyers" has the meaning set forth in Section 8(b)(i) below.

         "Indemnified Party" has the meaning set forth in Section 8(d)(i) below.

         "Indemnifying Party" has the meaning set forth in Section 8(d)(i) below.

         "Indemnified Shareholders" has the meaning set forth in Section 8(c) below.

         "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, (h) all copies and tangible embodiments thereof (in whatever form or medium), (i) all service marks, domain names, logos or graphics and (j) derivative works made or developed in connection with the foregoing.

         "Knowledge" means that which is known by a Person and that of which a Person should have constructive knowledge based upon information readily available to that Person in the performance of such Person's duties. In the case of Buyer, Parent, the Shareholder or the Company, "Knowledge" is limited to the "Knowledge" of their or their Subsidiary's respective directors and executive officers.

         "Landlord" has the meaning set forth in Section 6(a) below.

         "Leases" has the meaning set forth in Section 4(l) below.

         "Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.
         "Marketing Agreement" has the meaning set forth in Section 5(f) below.

         "Material Adverse Effect" means any material adverse effect on the assets, liabilities, or business condition (financial or otherwise).

         "Monies Lease" has the meaning set forth in Section 7(p)(vi) below.

         "Multiemployer Plan" has the meaning set forth in ERISA Section 3(37).

         "Net Revenue Statement" has the meaning set forth in Section 2(c)(i) below.

         "Net Revenues" means income before Income Taxes calculated in accordance with GAAP (which reflects a deduction for any commissions paid or payable to Parent or its Affiliates in connection with the sale or license of products attributable to the Contributed Assets).

         "New Product" has the meaning set forth in Section 7(n) below.

         "Noncompete Affiliate" has the meaning set forth in Section 7(j)(ii) below.

         "Noncompete Period" has the meaning set forth in Section 7(j)(iii) below.

         "Nonsolicitation Period" has the meaning set forth in Section 7(j)(ii) below.

         "Option Shares" has the meaning set forth in Section 7(i) below.

         "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

         "Party" has the meaning set forth in the preface above.

         "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, commission, instrumentality or political subdivision thereof).

         "Post-Closing Period" means a Tax period beginning and ending after the Closing Date.

         "Pre-Closing Period" means a Tax period beginning and ending on or before the Closing Date.

         "Prohibited Transaction" has the meaning set forth in ERISA Section 406 and Code Section 4975.

         "Purchased Stock" has the meaning set forth in Section 2(a) below.

         "Registration Rights Agreement" has the meaning set forth in Section 5(j) below.

         "Reportable Event" has the meaning set forth in ERISA Section 4043.

         "Retained Liabilities" has the meaning set forth in Section 8(b)(iv) below.

         "RightLeads" means an internet-based lead generation product which provides loan brokers, financial institutions and other financial professionals with web sites where they can post orders, purchase and receive, or download "leads" for mortgage, personal or auto loans or credit cards.

         "SEC" means the United States Securities and Exchange Commission.

         "SEC Documents" means Buyer's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Buyer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and all Current Reports on Form 8-K filed by Buyer since December 31, 2001, all as filed with the SEC.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens that could not reasonably be expected to have a Material Adverse Effect, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings and as disclosed on the Disclosure Schedule, (c) purchase money liens and liens securing rental payments under capital lease arrangements disclosed in the Company Most Recent Financial Statements or the Buyer Most Recent Financial Statements, as the case may be, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, so long as such liens could not reasonably be expected to have a Material Adverse Effect.

         "Shareholder" has the meaning set forth in the preface above.

         "Stockholders' Agreement" has the meaning set forth in Section 5(h) below.

         "Stonehouse Products" means the products and services sold and/or licensed by the Company and any products which are attributable to the Contributed Assets, including RightLeads and Credit Lead Exchange.

         "Stonehouse Subsidiary" has the meaning set forth in Section 4(f) below.

         "Straddle Period" means a Tax period beginning before the Closing Date and ending after the Closing Date.

         "Sublease Agreement" has the meaning set forth in Section 5(g) below.

         "Sublicense Agreement" has the meaning set forth in Section 7(p)(vi) below.

         "Subsidiary" means with respect to any Person, any corporation, partnership, limited liability company, entity or other organization, whether incorporated or unincorporated, of which (i) such Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing equivalent functions; or (ii) such Person is a general partner, manager or managing member whether or not existing on the date hereof.

         "SWDA" has the meaning set forth in Section 4(aa)(v) below.

         "Tax" means for purposes of this Agreement all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign taxing authority, including but not limited to, income, gross receipts, excise, property, sales, use, transfer, net worth, franchise, environmental, payroll, withholding, social security or other taxes, customs, duties, levies and/or fines, including any interest, penalties or additions attributable thereto.

         "Tax Return" means any return, report, information return or other document, including any schedule or attachment thereto, and including any amendment thereof, relating to Taxes.

         "Threshold Amount" has the meaning set forth in Section 2(c)(i) below.

         "Third Party Claim" has the meaning set forth in Section 8(d) below.

         "Valuation Period" means (i) if the Closing occurs on or before May 31, 2002, the four (4) consecutive calendar quarters beginning on July 1, 2002 or
(ii) if the Closing occurs after May 31, 2002, the four (4) consecutive calendar quarters beginning on October 1, 2002.

2.       PURCHASE AND SALE TRANSACTION.

          (a) BASIC TRANSACTION. On and subject to the terms and conditions of this Agreement, at the Closing Buyer agrees to purchase from the Shareholder, and the Shareholder agrees to sell to Buyer, all of the issued and outstanding shares of Company Stock held by the Shareholder (the "Purchased Stock"), free and clear of any and all Security Interests, for the Consideration specified in
Section 2(b) below.

          (b) CONSIDERATION. The aggregate consideration to be paid by Buyer for the Purchased Stock shall be the sum of the following: (i) (A) 22,500,000 shares of Buyer Common Stock (the "Common Shares") and (B) 1000 shares of Buyer Preferred Stock, which Buyer shall issue and deliver to the Shareholder at Closing (the "Closing Consideration"), and (ii) the Earn-Out Shares, if any, which shall be issued and delivered to the Shareholder as set forth in Section 2(c) below (the "Earn Out Consideration" and together with the Closing Consideration, the "Consideration"). Each share of Buyer Preferred Stock constituting the Closing Consideration shall be initially convertible into 4,527.027 shares of Buyer Common Stock, subject to anti-dilution adjustments (the "Conversion Shares") on the terms and subject to the conditions set forth in the Certificate of Designation.

          (c) Earn-Out Consideration.

               (i) Within thirty (30) days after the expiration of the Valuation Period, Buyer shall prepare and deliver to the Shareholder a statement (the "Net Revenue Statement") setting forth Buyer's calculation of the Company's Net Revenues from the sale and/or license of Stonehouse Products for the Valuation Period. In the event that the Net Revenues from the sale and/or license of Stonehouse Products for the Valuation Period reflected on the Net Revenue
Statement exceeds $1,000,000 (the "Threshold Amount"), such excess being referred to herein as the "Excess Revenues", Buyer shall issue to the Shareholder, for no additional consideration, that number of additional shares of Buyer Common Stock (the "Additional Common Stock") as shall equal the product of (i) 27.027, subject to anti-dilution adjustments and (ii) the Excess Revenues, rounded up to the nearest whole share, up to a maximum of 8,687,258 shares of Buyer Common Stock (the "Maximum Additional Shares"), within forty five (45) days of the expiration of the Valuation Period. If Buyer's stockholders have not approved the issuance of the Additional Common Stock to the Shareholder pursuant to this Section 2(c)(i) on or before the date Buyer is obligated to issue such Additional Common Stock, Buyer shall, in lieu of issuing the Additional Common Stock, issue to the Shareholder, within forty five (45) days of the expiration of the Valuation Period, 1,000 shares of preferred stock, par value $.01 per share (the "Additional Preferred Stock") of Buyer, having the same rights, preferences and privileges as the Buyer Preferred Stock, which Additional Preferred Stock shall be convertible into that number of shares of Buyer Common Stock as shall equal the product of (i) 27.027, subject to anti-dilution adjustments, times (ii) the Excess Revenues, rounded up to the nearest whole share, up to the Maximum Additional Shares. The Additional Common Stock or the Additional Preferred Stock, as the case may be, issued by Buyer to the Shareholder pursuant to this
Section 2(c)(i) shall be referred to herein as the "Earn Out Shares."

               (ii) In the event that the Shareholder objects to Buyer's calculation of Net Revenues as reflected in the Net Revenue Statement, then it shall deliver to Buyer, within fifteen (15) days of receipt of the Net Revenue Statement, a statement describing such objection. In the event that such statement of objection is not received within such period, then the Shareholder shall be deemed to have irrevocably agreed that the Net Revenues reflected in the Net Revenue Statement is accurate. Buyer and the Shareholder will use reasonable efforts to resolve any such dispute themselves. In the event they are unable to resolve such dispute within thirty (30) days after Buyer's receipt of the Shareholder's statement of objection, Buyer and the Shareholder will select an accounting firm mutually acceptable to them to resolve such dispute; and if they are unable to agree on such a firm within 10 days after the end of such 30-day period, they will select a recognized accounting firm by lot (after excluding their regular outside independent accounting firms). The selection of such firm and the determination of such firm shall be conclusive and binding. In the event that the accounting firm determines the actual Net Revenues for the sale and/or license of Stonehouse Products for the Valuation Period to be more than 10% above the amount of Net Revenues reflected in the Net Revenue Statement and such Net Revenues exceed the Threshold Amount, then the costs and expenses of such accounting firm shall be borne by Buyer, otherwise such costs and expenses shall be borne by the Shareholder. During the existence of any dispute concerning the calculation of Net Revenues, the obligation to deliver the disputed Earn Out Shares shall be suspended.

               (iii) Any Earn-Out Shares shall be immediately issuable and deliverable to the Shareholder.

               (iv) In the event that prior to thirty (30) days after the expiration of the Valuation Period, the Company or Buyer is acquired by, or merged with, a Person that is not an Affiliate of Buyer or any of its Affiliates, Buyer shall, immediately prior to the closing of the acquisition or merger transaction, issue to Parent the Maximum Additional Shares or, if Buyer's stockholders have not approved the issuance of the Additional Common Stock, Buyer shall, in lieu of issuing the Maximum Additional Shares, issue to Parent the Additional Preferred Stock which Additional Preferred Stock shall be convertible into the Maximum Additional Shares.

          (d) THE CLOSING. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Akerman, Senterfitt & Eidson, P.A. in Fort Lauderdale, Florida, commencing at 9:00 a.m. local time on June __, 2002 or such other date, time and place as Buyer and the Shareholder may mutually determine following the satisfaction or waiver of all conditions to the obligations as the Parties set forth herein (the "Closing Date").

          (e) DELIVERIES AT CLOSING. At the Closing, (i) the Shareholder and Parent shall deliver to Buyer the various certificates, instruments, and documents referred to in Section 6 below, (ii) Buyer shall deliver to the Shareholder and Parent the various certificates, instruments, and documents referred to in Section 5 below, (iii) the Shareholder shall deliver to Buyer stock certificates representing all of its shares of Company Stock, endorsed in blank or accompanied by duly executed assignment documents all in forms satisfactory to Buyer and with all required stock transfer stamps affixed, and
(iv) Buyer  shall  deliver  to Parent the  Closing  Consideration  specified  in
Section 2(b) above, subject to Section 5(e)(i) below.

3.       REPRESENTATIONS AND WARRANTIES CONCERNING THE TRANSACTION.

          (a) REPRESENTATIONS AND WARRANTIES OF PARENT, THE SHAREHOLDER AND THE COMPANY. Parent, the Shareholder and the Company jointly and severally, represent and warrant to Buyer that the statements contained in this Section 3(a) are correct and complete as of the Closing Date, except as set forth on
Section 3(a) of the Disclosure Schedule (the "Disclosure Schedule") and except for representations and warranties that are made as of a specific date or time. The Disclosure Schedule shall be effective to modify only those representations and warranties to which the Disclosure Schedule makes explicit reference and no disclosure made in any particular numbered Disclosure Schedule shall be deemed made in any other numbered Disclosure Schedule unless expressly made therein (by cross-reference or restatement).

               (i) ORGANIZATION; AUTHORIZATION OF TRANSACTION. Each of the Shareholder and Parent are corporations, duly organized, validly existing and in good standing under the laws of the jurisdiction of their incorporation. Each of the Shareholder and Parent has full power and authority (including full organizational power and authority) to execute and deliver this Agreement and each of the other agreements to be executed and delivered by it at the Closing and to perform its obligations hereunder and thereunder. This Agreement and each such other agreement constitutes the valid and legally binding obligation of the Shareholder and Parent, enforceable against each of them in accordance with its terms and conditions except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors' rights or by the principles governing the availability of equitable remedies. Neither the Shareholder nor Parent need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or any other Person in order to consummate the transactions contemplated by this Agreement, other than those which are disclosed to Buyer and will be delivered at or prior the Closing.

               (ii) NONCONTRAVENTION. The consummation of the transactions contemplated hereby, will not (A) violate any constitution, statute, regulation, rule, Governmental Authorization, injunction, judgment, order, decree, ruling, charge, or other restriction of any instrumentality, commission, government, governmental agency, or court to which either the Shareholder or Parent is subject or any provision of the charter or bylaws of either of the Shareholder or Parent, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Shareholder or Parent is a party or by which either of them is bound or to which any of their assets is subject.

               (iii) INVESTMENT. The Shareholder (A) understands that the Buyer Common Stock, Buyer Preferred Stock, Conversion Shares and Earn-Out Shares, if any, to be issued to the Shareholder pursuant to the terms of this Agreement (collectively, the "Buyer Securities") have not been registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Buyer Securities solely for its own account for investment purposes, and not with a view to the distribution thereof, (C) is a sophisticated investor with knowledge and experience in business and financial matters, (D) has received certain information concerning Buyer and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Buyer
Securities, and (E) is able to bear the economic risk and lack of liquidity inherent in holding the Buyer Securities. The Shareholder acknowledges that it has had the opportunity to discuss the transactions contemplated hereby with Buyer and has had the opportunity to obtain such information pertaining to Buyer, its future prospects and the Buyer Securities as has been requested, including but not limited to the SEC Documents.

               (iv) COMPANY STOCK. The Shareholder holds of record and owns beneficially all of the shares of Company Stock, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Security Interests, liens, or other encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Shareholder is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Shareholder to sell, transfer, or otherwise dispose of any capital stock of the Company (other than this Agreement). The Shareholder is not a party to any voting trust, proxy, shareholders agreement, or other agreement or understanding with respect to the voting of any capital stock of the Company.

               (v) DISCLOSURE. Neither this Agreement nor any of the Disclosure Schedules, exhibits, attachments, written statements, documents, certificates or other items prepared for or supplied to Buyer by the Shareholder, Parent or the Company with respect to either the transactions contemplated hereby, the Shareholder, Parent or the Company contains any untrue statement of a material fact or omits to state any material fact necessary in order to make each statement contained herein or therein not misleading. There is no fact which the Shareholder, Parent or the Company has not disclosed to Buyer herein and of which the Shareholder, Parent or the Company is aware which could be anticipated to have a Material Adverse Effect on the Company.

          (b) REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to the Shareholder and Parent that the statements contained in this
Section 3(b) will be correct and complete as of the Closing Date, except as set forth on Section 3(b) of the Disclosure Schedule and except for representations and warranties that are made as of a specific date or time.

               (i) ORGANIZATION; AUTHORIZATION OF TRANSACTION. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Buyer has full power and authority (including full organizational power and authority) to execute and deliver this Agreement and each of the other agreements to be executed and delivered by it at the Closing and to perform its obligations hereunder and thereunder. This Agreement and each such other agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors' rights or by the principles governing the availability of equitable remedies. Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency or any other Person in order to consummate the transactions contemplated by this Agreement, other than those which are disclosed to Shareholder and will be delivered at or prior the Closing.

               (ii) NONCONTRAVENTION. The consummation of the transactions contemplated hereby, will not (A) violate any constitution, statute, regulation, rule, Governmental Authorization, injunction, judgment, order, decree, ruling, charge, or other restriction of any instrumentality, commission, government, governmental agency, or court to which Buyer is subject or any provision of the charter or bylaws of Buyer, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

               (iii) BROKERS' FEES. Buyer has, or prior to the Closing will have, reached an agreement for the payment of any fees or commissions due from Buyer to any broker, finder, or agent with respect to the transactions contemplated by this Agreement. Buyer agrees that it will pay any amounts that may become due from Buyer to any such broker, finder or agent in the future, including as a result of any indemnification obligations.

               (iv) CAPITALIZATION OF BUYER. The authorized capital stock of Buyer consists of (i) 200,000,000 shares of Buyer Common Stock of which 115,049,920 shares are issued and outstanding and 4,982,215 shares are issuable upon the exercise of options and warrants outstanding as of May 31, 2002, and
(ii) 1,000,000 shares of Buyer Preferred Stock, none of which are issued and outstanding. All of the outstanding shares of the Buyer Common Stock and Buyer Preferred Stock have been duly and validly authorized and are fully-paid and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other contracts or commitments that could require Buyer to issue, sell, or otherwise cause to become outstanding any of its capital stock or securities convertible or exchangeable for, or any options, warrants, or rights to purchase, any of such capital stock. There are no outstanding obligations of Buyer to repurchase, redeem or otherwise acquire any of its capital stock or any securities convertible into or exchangeable for such capital stock or any options, warrants or rights to purchase such capital stock or securities. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Buyer. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting, transfer, dividend or other rights (such as registration rights under the Securities Act) of Buyer Common Stock or Buyer Preferred Stock.

               (v) TITLE TO ASSETS. Buyer has good, valid and marketable title to, or a valid leasehold interest, or license or sublicense to, in all of the properties and assets owned by it or used in its business, including, without limitation, each item of equipment and other personal property, tangible, intangible, or otherwise included as an asset in the Buyer Most Recent Balance Sheet (other than inventory disposed of in the Ordinary Course of Business since the date of the Buyer Most Recent Balance Sheet to Persons other than Affiliates of Buyer) and to each item of personal property acquired since the Buyer Most Recent Balance Sheet, free and clear of all Security Interests (other than the Security Interests disclosed on the face of the Buyer Most Recent Balance Sheet). The consummation of the transactions contemplated by this Agreement will not affect Buyer's good and marketable title to, or valid leasehold interest in, or license or sublicense to, the properties and assets described in the preceding sentence. All tangible personal property owned by Buyer or used by Buyer in the operation of its business is in good operating condition and in a good state of maintenance and repair, ordinary wear and tear excepted, and is adequate for the business conducted by Buyer. Except for the licenses to use certain Intellectual Property specifically identified on Section 3(b)(xiii) of the Disclosure Schedule and the leased real property identified on this Section 3(b)(v) of the Disclosure Schedule, there are no properties or assets, tangible or intangible, owned by any Person other than Buyer which are used in connection with the business of Buyer or necessary for the operation of Buyer's business.

               (vi) SUBSIDIARIES; OWNERSHIP INTERESTS.

                    (A) Buyer owns, directly or indirectly, each of the outstanding shares of capital stock of (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to) each of Buyer's Subsidiaries indicated in Section 3(b)(vi) of the Disclosure Schedule as being owned by Buyer. Each of the outstanding shares of capital stock owned by Buyer of each of Buyer's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by Buyer free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and State Securities laws), Taxes, Security Interests, liens or other encumbrances.

                    (B) Except for the interests in Buyer's Subsidiaries, neither Buyer nor any of its Subsidiaries owns any direct or indirect interest in any corporation, joint venture, limited liability company, partnership, association or other entity. Since December 31, 2001, Buyer has not (i) disposed of the capital stock or all or substantially all of the assets of any ongoing business, or (ii) purchased the business and/or all or substantially all of the assets of another person, firm or corporation (whether by purchase of stock, assets, merger or otherwise).

               (vii) BUYER FINANCIAL STATEMENTS. Attached hereto as ANNEX I are the following financial statements of Buyer (collectively, the "Buyer Financial Statements"): (A) an audited consolidated balance sheet and statement of income as of and for the fiscal year ended December 31, 2001 (the "Buyer Most Recent Fiscal Year End") for Buyer and its Subsidiaries (B) an audited consolidated balance sheet and statement of income as of and for the fiscal year ended December 31, 2000 for Buyer and its Subsidiaries; (C) an unaudited consolidated balance sheet and statement of income (the "Buyer Most Recent Financial Statements") as of and for the period from January 1, 2002 through March 31, 2002 (the "Buyer Most Recent Fiscal Period End"). The Buyer Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of Buyer and its Subsidiaries as of such dates and the results of operations of Buyer and its Subsidiaries for such periods.

               (viii) EVENTS SUBSEQUENT TO BUYER MOST RECENT FISCAL PERIOD END. Since the Buyer Most Recent Fiscal Period End, there has not occurred any Material Adverse Effect on Buyer, and Buyer has operated in the Ordinary Course of Business.

               (ix) UNDISCLOSED LIABILITIES. Buyer does not have any material Liability, except for (i) Liabilities set forth on the face of the Buyer Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the Buyer Most Recent Fiscal Period End in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by, any breach of contract, breach of warranty, tort, infringement, or violation of any Governmental Authorization or any other law and none of which could reasonably be expected to have a Material Adverse Effect on Buyer).

               (x) LEGAL COMPLIANCE. Buyer has complied, in all material respects, with all Governmental Authorizations, and all other applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

               (xi) TAX MATTERS.


                    (A) Buyer has filed or will cause to be filed, within the time and within the manner prescribed by law, all federal, state and local and foreign Tax Returns which are required to be filed by or with respect to Buyer, and such Tax Returns reflect or will reflect accurately in all respects the Tax Liabilities of Buyer.

                    (B) Buyer has within the time prescribed by law paid all federal, state and local and foreign Taxes that are due and payable by Buyer.

               (xii) REAL PROPERTY. Buyer does not own any real property.


               (xiii) INTELLECTUAL PROPERTY.


                    (A) Section 3(b)(xiii) of the Disclosure Schedule lists the Intellectual Property owned or used by Buyer. Buyer owns (or has the right to use pursuant to license, sublicense, agreement, or permission in writing and set forth on Section 3(b)(xiii) of the Disclosure Schedule) all Intellectual Property necessary for the operation of the businesses of Buyer as presently conducted. Each item of Intellectual Property owned or used by Buyer immediately prior to the Closing will be owned or used by Buyer with the same rights and in the same manner upon completion of the transactions contemplated hereunder without further action by the Parties and without alteration or impairment. Buyer has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

                    (B)  Buyer  has  not  interfered   with,   infringed   upon,

misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of Buyer or any of its directors, officers, employees, agents or independent contractors has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that Buyer must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of Buyer, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of Buyer.

               (xiv) INSURANCE. Buyer has been fully covered at all times during the past 5 years by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period.

               (xv) LITIGATION. There are no legal proceedings or investigations pending or, to Buyer's Knowledge threatened against Buyer or any of its Subsidiaries which question the validity of this Agreement, or if adversely determined would prevent Buyer from performing its obligations hereunder or from operating in the Ordinary Course of Business during the Valuation Period.

               (xvi) GUARANTIES. Buyer is not a guarantor of, or otherwise liable for, any Liability or obligation (including indebtedness) of any other Person.

               (xvii) ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS. Buyer and its predecessors and Affiliates have complied and are in compliance with all Environmental, Health, and Safety Requirements.

               (xviii) DISTRIBUTORS. There are no exclusive or non-exclusive distributors or resellers of the Buyer's products in any territory or jurisdiction, or any entity which has any royalty, commission or fee rights based upon sales of Buyer's products, or which otherwise has any first right of refusal or similar right to distribute Buyer's products in any territory or jurisdiction.

               (xix) CERTAIN BUSINESS RELATIONSHIPS WITH BUYER. Neither Buyer nor any of its Affiliates or any officer or director of Buyer (individually, a "Buyer Related Party", and collectively, the "Buyer Related Parties") (i) owns, directly or indirectly, any interest in any Person which is a competitor, supplier or customer of Buyer; (ii) owns, directly or indirectly, in whole or in part, any property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the Intellectual Property) which is utilized by or in connection with the business of Buyer; (iii) is a customer or supplier of Buyer; or (iv) is a party to any contract, agreement, lease, arrangement or written understanding pertaining or relating to Buyer, except for employment, consulting or other personal service agreements which are listed on Section 3(b)(xix) of the Disclosure Schedule and except as otherwise contemplated hereby. Buyer is not indebted to any officer, director or employee of Buyer for any Liability or obligation. No officer, director or employee of Buyer is indebted to Buyer for any Liability or obligation.

               (xx) ABSENCE OF CERTAIN BUSINESS PRACTICES. No Buyer Related Party, acting alone or together with any other Buyer Related Party, has: (i) received, directly or indirectly, any rebates, payments, commissions, promotional allowances, or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic or foreign) or other Person; or (ii) directly or indirectly, given or agreed to give any money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign) or other Person who was, is or may be in a position to help or hinder the business of Buyer (or assist Buyer in connection with any actual or proposed transaction) which (A) would subject Buyer to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (B) if not given in the past, would have had a Material Adverse Effect on Buyer, or (C) if not continued in the future, would have a Material Adverse Effect on Buyer.

               (xxi) BULK SALES. The transactions contemplated under this Agreement are not subject to any bulk sales, transfer or similar law of any jurisdiction.

               (xxii) DISCLOSURE. Neither this Agreement nor any of the exhibits, attachments, written statements, documents, certificates or other items prepared for the Shareholder by Buyer with respect to the transactions contemplated hereby or Buyer contains any untrue statement of a material fact or omits to state any material fact necessary in order to make each statement contained herein or therein not misleading. There is no fact which Buyer has not disclosed to the Shareholder herein and of which Buyer or any of its officers or directors or managers is aware which could be anticipated to have a Material Adverse Effect on Buyer.

               (xxiii) SEC DOCUMENTS. Buyer has delivered or made available to the Shareholder true and complete copies of the SEC Documents. Buyer has not provided to the Shareholder any information which, according to applicable law, rule or regulation, should have been disclosed publicly by Buyer but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such documents, and, as of their respective dates, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (xxiv) INVESTMENT. Buyer (A) understands that the Purchased Stock has not been registered under the Securities Act, or under any state securities laws, and is being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Purchased Stock solely for its own account for investment purposes, and not with a view to the distribution thereof, (C) is a sophisticated investor with knowledge and experience in business and financial matters, (D) has received certain information concerning the Company and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Purchased Stock, and (E) is able to bear the economic risk and lack of liquidity inherent in holding the Purchased Stock. Buyer acknowledges that it has had the opportunity to discuss the transactions contemplated hereby with the Shareholder and has had the opportunity to obtain such information pertaining to the Company and its future prospects as have been requested.

               (xxv) ISSUANCE OF BUYER SECURITIES. When issued, the Buyer Common Stock, Buyer Preferred Stock, Conversion Shares and Earn-Out Shares, if any, to be issued to the Shareholder hereunder will be duly authorized, fully paid and nonassessable, and not subject to preemptive rights.

4. REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY. Parent, the Shareholder and the Company jointly and severally represent and warrant to Buyer that the statements contained in this Section 4 are correct and complete as of the Closing Date, except as set forth on Section 4 of the Disclosure Schedule and except for representations and warranties that are made as of a specific date or time. All references in this Section 4 to the Company shall be deemed to refer to the Company and each of its Subsidiaries.

     (a) ORGANIZATION, QUALIFICATION, AND CORPORATE POWER. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation. The Company is duly authorized to conduct its business and is in good standing under the laws of each jurisdiction where such qualification is required. The Company has full power and authority (including full organizational power and authority) to execute and deliver this Agreement and each of the other agreements to be executed and delivered by it at the Closing and to perform its obligations hereunder and thereunder. This Agreement and each such other agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions except to the extent enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws, or other laws affecting the enforcement of creditors' rights or by the principles governing the availability of equitable remedies. The Company has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and in which it presently proposes to engage and to own and use the properties owned and used by it, except where the failure to have such licenses, permits or authorizations would have a Material Adverse Effect. Section 4(a) of the Disclosure Schedule lists the directors and officers of the Company. Correct and complete copies of the charter and bylaws of the Company (as amended to date) are included as part of Section 4(a) of the Disclosure Schedule. The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the Company are correct and complete and a true and correct copy thereof has been provided to Buyer. The Company is not in default under or in violation of any provision of its charter or bylaws.

     (b) CAPITALIZATION. The entire authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock, of which 16,000,000 shares are issued and outstanding and 625 shares of Company Common Stock are held in treasury. All of the issued and outstanding shares of the Company Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record and owned beneficially by the Shareholder. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, preemptive rights or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its capital stock or securities convertible or exchangeable for, or any options, warrants, or rights to purchase, any of such capital stock. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any of its capital stock or any securities convertible into or exchangeable for such capital stock or any options, warrants or rights to purchase such capital stock or securities. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting, transfer, dividend or other rights (such as registration rights under the Securities Act) of the Company Stock.

     (c) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any Governmental Authorization, or other constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company is subject or any provision of the charter or bylaws of the Company or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets). The Company need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Person, government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, other than those which will be delivered at or prior the Closing and which are as set forth on Section 4(c) of the Disclosure Schedule.

     (d) BROKERS' FEES. None of Parent, the Shareholder and the Company has retained any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

     (e) TITLE TO ASSETS. The Company has good, valid and marketable title to, or a valid leasehold interest in, or license or sublicense to, all of the properties and assets owned by it or used in its business, including, without limitation, each item of equipment and other personal property, tangible, intangible, or otherwise included as an asset in the Company Most Recent Balance Sheet (other than inventory disposed of in the Ordinary Course of Business since the date of the Company Most Recent Balance Sheet to Persons other than Parent, Shareholder or Affiliates of the Company, Parent or the Shareholder) and to each item of personal property acquired since the Company Most Recent Balance Sheet, free and clear of all Security Interests (other than the Security Interests disclosed on the face of the Company Most Recent Balance Sheet). The consummation of the transactions contemplated by this Agreement will not affect the Company's good and marketable title to, or valid leasehold interest in, or license or sublicense to, the properties and assets described in the preceding sentence. Section 4(e) of the Disclosure Schedule contains a detailed list as of April 30, 2002 of all machinery, equipment, vehicles, furniture and other personal property owned by the Company or used by the Company in the operation of its business (with a notation as to whether such property is owned or leased), having an original cost of $10,000 or more. All tangible personal property owned by the Company or used by the Company in the operation of its business is in good operating condition and in a good state of maintenance and repair, ordinary wear and tear excepted, and is adequate for the business conducted by the Company. Except for the licenses to use certain Intellectual Property specifically identified on Section 4(m)(iv) of the Disclosure Schedule and the leased property identified on this Section 4(e) of the Disclosure Schedule, there are no properties or assets, tangible or intangible, owned by any Person other than the Company which are used in connection with the business of the Company or necessary for the operation of the Company's business. The Company has, and following the consummation of the transactions contemplated hereby, will continue to have a valid leasehold interest in and/or right to use the assets identified in item 2 on Section 4(e) of the Disclosure Schedule and such interest and/or right to use such assets will continue uninterrupted, and such assets may be relocated, in the event the Company relocates with no adverse effect on the Company.

     (f) SUBSIDIARIES; OWNERSHIP INTERESTS. The Company does not own any direct or indirect interest in any corporation, joint venture, limited liability company, partnership, association or other entity other than Stonehouse I Financial Solutions, Inc., a Texas corporation (the "Stonehouse Subsidiary") and Stonehouse Canada, Inc. Since December 31, 2001, the Company has not (i) disposed of the capital stock or all or substantially all of the assets of any ongoing business, or (ii) purchased the business and/or all or substantially all of the assets of another person, firm or corporation (whether by purchase of stock, assets, merger or otherwise).

     (g) FINANCIAL STATEMENTS. Attached hereto as ANNEX II are the following financial statements of the Company (collectively the "Company Financial Statements"): (i) audited balance sheets and statements of income as of and for the fiscal year ended December 31, 2001 (the "Company Most Recent Fiscal Year End"); (ii) audited balance sheets and statements of income as of and for the fiscal years ended December 31, 2000 and December 31, 1999, and (iii) unaudited balance sheets and statements of income (the "Company Most Recent Financial Statements") as of and for the period from January 1, 2002 through April 30, 2002 (the "Company Most Recent Fiscal Period End"). The Company Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods, are true, correct and complete in all material respects, and are consistent with the books and records of the Company (which books and records are correct and complete).

     (h) EVENTS SUBSEQUENT TO COMPANY MOST RECENT FISCAL PERIOD END. Since the Company Most Recent Fiscal Period End, there has not occurred any Material Adverse Effect on the Company, and the Company has operated in the Ordinary Course of Business. Without limiting the generality of the foregoing, since that date:

          (i) The Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as determined by the Company) in the Ordinary Course of Business;

          (ii) The Company has not entered into any agreements, contracts, leases, or licenses (A) involving more than $10,000 in the aggregate, (B) having a term greater than 12 months or (C) outside the Ordinary Course of Business;

          (iii) No party (including the Company) has accelerated, terminated, modified, or canceled any agreements, contracts, leases, or licenses involving more than $10,000 in the aggregate to which the Company is a party or by which it is bound, or threatened to do any of the foregoing;

          (iv) The Company has not imposed or allowed to be imposed any Security Interest upon any of its assets, tangible or intangible which is not reflected in the Company Most Recent Financial Statements;

          (v) The Company has not made any capital expenditures involving more than $10,000 in the aggregate or outside the Ordinary Course of Business;

          (vi) The Company has not made any capital investment in, any loan to (including any loan to any Person identified in subsection (xvi) below), or any acquisition of the securities of, any other Person;

          (vii) The Company has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $10,000 in the aggregate;

          (viii) The Company has not delayed or postponed the payment of accounts payable and/or other Liabilities outside the Ordinary Course of Business, or accelerated the receipt of any amount owed to it outside the Ordinary Course of Business;

          (ix) The Company has not accelerated or delayed collection of notes or accounts receivable in advance of or beyond their regular dates or the dates when the same could have been collected in the Ordinary Course of Business;

          (x) The Company has not canceled, compromised, waived, or released any right or claim either involving more than $10,000 in the aggregate or outside the Ordinary Course of Business;

          (xi) The Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property or disclosed any proprietary or confidential information to any third party;

          (xii) There has been no change made or authorized in the charter or bylaws of the Company;

          (xiii) The Company has not issued, sold, or otherwise disposed of any of its capital stock or securities convertible into or exchangeable for such stock, or granted any options, warrants, or other rights to purchase or obtain any of such capital stock or securities;

          (xiv) The Company has not declared, set aside, or paid any dividend, including any stock dividend, or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock or other securities;

          (xv) The Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to its property involving more than $10,000 in the aggregate;

          (xvi) The Company has not entered into any transaction with, any of its directors, officers, or employees or any of their respective Affiliates or "Associates" (as defined in Rule 12b-2 under the Exchange Act);

          (xvii) The Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

          (xviii) The Company has not granted any  increase in any  compensation
of  any  of  its  directors,  officers,  agents,  representatives,   independent
contractors or employees;

          (xix) The Company has not granted any bonuses or made any other payments of any kind (other than base compensation, commissions, sick pay, holiday pay, vacation pay, tuition reimbursement and the like in the Ordinary Course of Business) to any officer, director, agent, representative, independent contractor or employee of the Company, or to any Person related to any of the foregoing;

          (xx) The Company has not adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, or employees (or taken any such action with respect to any other Employee Benefit Plan, Employee Pension Benefit Plan or Employee Welfare Benefit Plan);

          (xxi) The Company has not made any other change in employment terms for any of its directors, officers, agents, representatives, independent contractors or employees;

          (xxii) The Company has not made or pledged to make any charitable or other capital contribution;

          (xxiii) There has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Company;

          (xxiv) The Company has not (A) increased, or experienced any change in assumptions underlying or method of calculating, any bad debt, contingency, tax or other reserves, (B) changed its accounting practices, methods or assumptions (including changes in estimates or valuation methods) or (C) written down the value of any assets;

          (xxv) The Company has not failed to comply with a contract, agreement or understanding (written or oral) to which the Company is a party or any Governmental Authorization or any other federal, state or local laws, rules and regulations to which the Company is subject; and

          (xxvi) The Company has not committed to any of the foregoing, except pursuant to the transactions contemplated hereby.

     (i) UNDISCLOSED LIABILITIES. The Company does not have any material Liability, except for (i) Liabilities set forth on the face of the Company Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the Company Most Recent Fiscal Period End in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by, any breach of contract, breach of warranty, tort, infringement, or violation of any Governmental Authorization or any other law and none of which could reasonably be expected to have a Material Adverse Effect on the Company).

     (j) LEGAL COMPLIANCE. The Company has complied, in all material respects, with all Governmental Authorizations, and all other applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

     (k) TAX MATTERS.


          (i) Parent, the Shareholder and the Company have filed or will cause to be filed, within the time and within the manner prescribed by law, all federal, state and local and foreign Tax Returns which are required to be filed by or with respect to Parent, the Shareholder and the Company, as the case may be, and such Tax Returns reflect or will reflect accurately in all respects the Tax Liabilities of Parent, the Shareholder and the Company, as the case may be.

          (ii) Parent, the Shareholder and the Company have within the time prescribed by law paid all federal, state and local and foreign Taxes that are due and payable by Parent, the Shareholder and the Company.

          (iii) The unpaid Taxes of the Company (A) did not, as of the Company Most Recent Fiscal Period End, exceed the reserve for Tax Liability set forth on the face of the Company Most Recent Financial Statements (rather than in any notes thereto) and (B) do not, and will not as of the Closing Date, exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns.

          (iv) The Company has no liens with respect to Taxes upon any of its properties or assets other than liens for Taxes not yet due and payable.

          (v) Neither Parent, the Company nor the Shareholder have in effect as of the date of this Agreement, or will have in effect, as of the Closing Date, any waiver or extension of any statute of limitations with respect to Taxes.

          (vi) Neither Parent, the Company nor the Shareholder has a federal, state, local or foreign audit or other administrative proceeding or court proceeding presently pending or to its Knowledge threatened relating to or involving any Tax Returns for the Company.

          (vii) Neither Parent, the Company nor the Shareholder is a party to any agreement, whether formal or informal or established by custom or practice, providing for the allocation or sharing of Taxes.

          (viii) The Company is a member of an Affiliated Group and a consolidated group.

          (ix) Except for the Stonehouse Subsidiary and Stonehouse Canada, Inc., the Company does not own any Subsidiaries.

          (x) No indebtedness of the Company consists of "corporate acquisition indebtedness" within the meaning of Code Section 279.

          (xi) The Company does not own any interests in a limited liability company, partnership, business trust or similar entity.

          (xii) All Taxes for Pre-Closing Periods and Straddle Periods attributable to the period thereof on or before the Closing Date of the Company have been fully and timely paid and adequate reserves or accruals for Taxes have been provided in the Estimated Closing Date Balance Sheet.

          (xiii) After the date hereof, and on or before the Closing Date, the Liability of the Company for Taxes shall be incurred in the Ordinary Course of Business.

          (xiv) The Company has not been subject to, and to the Knowledge of Parent, the Shareholder or the Company, the Company has not been subject to, a claim made by a governmental authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction.

          (xv) To the Knowledge of Parent, the Shareholder or the Company, the Company has not been subject to a deficiency or proposed adjustment for any amount of Taxes asserted or assessed by any governmental authority against the Company.

          (xvi) The Company files a consolidated, combined or unitary or other similar state Income Tax Return with Parent in California and Florida.

          (xvii) Neither Parent, the Shareholder nor the Company has made, and will not make, an election or file a consent under Section 341(f) of the Code (or any corresponding provision of state, local or foreign law).

          (xviii) The Company uses the accrual method of accounting.

          (xix) The Company will not be required (A) as a result of a change in method of accounting for a taxable period beginning on or before the Closing
Date, to include any adjustments under Section 481(a) of the Code (or any corresponding provision of state, local or foreign law) in taxable income for any period after the Closing Date, (B) as a result of any audit or examination by any governmental authority for a taxable period beginning on or before the Closing Date, whether set forth in a closing agreement under Section 7121 of the Code or other settlement agreement, to include any item of income or exclude any item of deduction for any period after the Closing Date, or (C) as a result of the installment method of reporting under Section 453 of the Code (or any corresponding provision of state, local or foreign law) to include income for any period after the Closing Date with respect to a sale or other disposition of property on or before the Closing Date.

          (xx) The Company has not made any payments, nor will it become obligated (under any contract entered into on or before the Closing Date) to make any payments, that will be non-deductible under Sections 162(m) or 280G of the Code (or any corresponding provisions of state, local or foreign law).

          (xxi) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (or any corresponding provisions of state, local or foreign law) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code (or any corresponding provision of state, local or foreign law).

          (xxii) True, correct and complete copies of (A) the Company's portion of all Income Tax Returns filed by Parent for the years ended 1999, 2000 and 2001, (B) all sales Tax Returns filed by the Company for the years ended in 1999, 2000 and 2001, and (B) any audit report issued within the last five years, to the extent related to the Company, has been furnished or made available to Buyer, and all material tax elections of Parent with respect to the Company and all material tax elections of the Company are clearly set forth on such Tax Returns.

          (xxiii) Neither Parent, the Shareholder nor the Company is a party to a gain recognition agreement under Section 367 of the Code and the regulations thereunder.

     (l) REAL PROPERTY. The Company does not own any real property. Section 4(l) of the Disclosure Schedule lists the only real property leased to the Company. The Shareholder has delivered to Buyer a correct and complete copy of the leases listed in Section 4(l) of the Disclosure Schedule (as amended to date) (the "Leases"):

          (i) The Leases are legal, valid, binding, enforceable, and in full force and effect;

          (ii)  The  Leases  will   continue  to  be  legal,   valid,   binding,
enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

          (iii) No party to the Leases is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

          (iv) There are no disputes, oral agreements, or forbearance programs in effect as to the Leases; and

          (v) All facilities leased under the Leases have received all approvals of governmental authorities (including licenses and permits) required in connection with the operation thereof and have been operated and maintained in accordance with applicable laws, rules, and regulations.

     (m) INTELLECTUAL PROPERTY.

          (i) Section 4(m)(i) of the Disclosure Schedule lists the Intellectual Property owned or used by the Company. The Company owns (or has the right to use pursuant to license, sublicense, agreement, or permission in writing and set forth on Section 4(m)(iv) of the Disclosure Schedule) all Intellectual Property necessary for the operation of the businesses of the Company as presently conducted. Each item of Intellectual Property owned or used by the Company immediately prior to the Closing will be owned or used by the Company with the same rights and in the same manner upon completion of the transactions contemplated hereunder without further action by the Parties and without alteration or impairment. Parent, the Shareholder and the Company have taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

          (ii) The Company has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of Parent, the Shareholder or the Company or any of their directors, officers, employees, agents or independent contractors has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of Parent, the Shareholder or the Company, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Company.

          (iii) Section 4(m)(iii) of the Disclosure Schedule identifies each patent or registration which has been issued to the Company with respect to any of its Intellectual Property, identifies each pending patent application or application for registration which the Company has made with respect to any of its Intellectual Property, and identifies each license, agreement, or other permission which the Company has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). The Shareholder has delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses, agreements, and permissions (as amended to date) and have made available to Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Section 4(m)(iii) of the Disclosure Schedule also identifies each trade name or unregistered trademark used by the Company in connection with any of its businesses.

          (iv) Section 4(m)(iv) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Company uses pursuant to license, sublicense, agreement, or permission. The Shareholder has delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Section 4(m)(iv) of the Disclosure Schedule:

               (A) The license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

               (B) The license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

               (C) No party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder; and

               (D) No action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property.

          (v) To the Knowledge of Parent, the Shareholder or the Company, the Company will not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of its businesses as presently conducted and as presently proposed to be conducted.

     (n) INVENTORY. The Company has no inventory.

     (o) CONTRACTS. Section 4(o) of the Disclosure Schedule lists all the contracts, agreements and understandings to which the Company is a party in excess of $25,000. The Shareholder has delivered to Buyer a correct and complete copy of each written agreement (or a description if unwritten) (as amended to date) listed in Section 4(o) of the Disclosure Schedule in excess of $50,000. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification,  or  acceleration,  under  the  agreement;  and (D) no  party  has repudiated any provision of the agreement. In addition, with respect to each such agreement that is a maintenance agreement or a CCMI agreement, no party to the agreement has notified Parent, the Shareholder or the Company that it does not intend to renew any such agreement at the expiration of the current term
thereof.   Section  4(o)  of  the  Disclosure   Schedule  lists  each
currently outstanding bid or proposal for business submitted by the Company in excess of $25,000.

     (p) NOTES AND ACCOUNTS RECEIVABLE. All notes and accounts receivable (and all notes and accounts payables) of the Company are reflected properly on the Company Most Recent Balance Sheet in accordance with GAAP, are valid and bona fide receivables (payables) subject to no setoffs or counterclaims, are current and collectible (due), and, will be collected (paid) in accordance with their terms at their recorded amounts and consistent with past custom and practice, subject only to the reserve for bad debts set forth on the face of the Company Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. The Company has not and will not accelerate or decelerate collection of notes or accounts receivable (or payment of any notes or accounts payable) at any time prior the Closing.

     (q) POWERS OF ATTORNEY. There are no outstanding powers of attorney executed on behalf of the Company.


     (r) INSURANCE. Section 4(r) of the Disclosure Schedule includes a true, correct and complete list of all policies of insurance (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Company is a party, a named insured, or otherwise the beneficiary of coverage. To the Knowledge of Parent, the Shareholder and the Company, genuine and complete copies of each of the insurance policies listed in Section 4(r) of the Disclosure Schedule have been provided to Buyer. With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Company nor, to the Knowledge of Parent, the Shareholder or the Company, any other party to the policy, is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; (D) to the Knowledge of Parent, the Shareholder or the Company, neither the Company nor Buyer shall be subject to a retroactive rate adjustment, loss sharing arrangement or other actual or contingent Liability and (E) to the Knowledge of the Shareholder, Parent or the Company, no party to the policy has repudiated any provision thereof.

     (s) LITIGATION. Section 4(s) of the Disclosure Schedule sets forth each instance in which the Company (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party, or to the Knowledge of the Shareholder, Parent or the Company, is threatened, in writing, to be made a party to any claim, action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. There is no other pending, or to the Knowledge of the Shareholder, Parent or the Company, threatened written claim, arbitration proceeding, action, suit, investigation or other proceeding against or involving the Company or any property or rights of the Company or any officer or director of the Company. None of the actions, suits, proceedings, hearings, and investigations set forth in Section 4(s) of the Disclosure Schedule would result in a Material Adverse Effect on the Company.

     (t) GOVERNMENTAL AUTHORIZATIONS. Set forth on Section 4(t) of the Disclosure Schedule is a list of all authorizations, consents, approvals, franchises, licenses and permits required under applicable law or regulation for the operation of the business of the Company as presently operated (the "Governmental Authorizations"). All of the Governmental Authorizations have been duly issued or obtained and are in full force and effect, and the Company is in compliance with the terms of all the Governmental Authorizations. Neither the Shareholder, Parent nor the Company has any Knowledge of any facts which would be expected to cause either of them to believe that the Governmental Authorizations will not be renewed by the appropriate governmental authorities in the ordinary course. Each of the Governmental Authorizations will continue in full force and effect after the consummation of the transaction contemplated hereby, in each case without (i) the occurrence of any breach, default or forfeiture of rights thereunder, or (ii) the consent, approval, or act of, or the making of any filings with, any Person.

     (u) COMMITMENTS AND WARRANTIES. All services provided by the Company have been performed in all material respects in conformity with all applicable written contracts and all express and statutorily implied warranties, and the Company has no Liability in connection with any such services. Section 4(u) of the Disclosure Schedule includes copies of the representative agreements entered into between the Company and its customers. The Company has not entered into any written agreements with any of its customers that include guaranties, warranties, or indemnity provisions other than those included in the agreements included as part of Section 4(u) of the Disclosure Schedule.

     (v) LIABILITY FOR SERVICES PERFORMED. The Company has no Liability arising out of any injury to individuals or property as a result of or in connection with any services provided by the Company.

     (w) PERSONNEL. Section 4(w) of the Disclosure Schedule contains the names, job descriptions, date of hire, annual salary rates and other compensation and the amount of accrued and unused vacation time of all employees and consultants of the Company (including compensation paid or payable by the Company under any Employee Benefit Plan or other arrangement), and a list of all employment contracts, consulting agreements and written consultant and/or employee policies, employee manuals or other written statements of rules or policies concerning employment, including working conditions, vacation and sick leave, a complete copy of each of which (or a description, if unwritten) has been delivered to Buyer.

     (x) EMPLOYEES. The Company has complied with all applicable laws, rules and regulations which relate to prices, wages, hours, discrimination in employment and collective bargaining, and no penalties have been assessed or could be assessed for failure to comply with any of the foregoing. The Company, Parent and the Shareholder believe that the Company's relations with its employees and consultants are satisfactory. None of the employees or consultants of the Company are members of any labor union, and the Company is not a party to, otherwise bound by or, to the Knowledge of the Shareholder, Parent or the Company, threatened, with any labor or collective bargaining agreement. None of the employees or consultants of the Company are known to be engaged in organizing any labor union or other employee group that is seeking recognition as a bargaining unit. Without limiting the generality of this
Section 4(x), (i) no unfair labor practice complaints are pending or, to the Knowledge of the Shareholder, Parent or the Company, threatened against the Company, and (ii) no Person has made any claim, and to the Knowledge of the Shareholder, Parent or the Company there is no Basis for any claim, against the Company under any statute, regulation or ordinance relating to employees or employment practices, including without limitation those relating to age, sex and racial discrimination, conditions of employment, and wages and hours. The Company has no contingent Liability for sick leave, vacation time, severance pay or similar items. The Company has no contingent material Liability for occupational diseases of its employees, former employees or others. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not trigger any Liability or any severance pay obligation under any agreement, including any collective bargaining agreement or under any law, rule or regulation. The compensation paid to any employee has not been increased in contemplation of this transaction or any similar transaction.

     (y) EMPLOYEE BENEFITS.

          (i)  Section  4(y) of the  Disclosure  Schedule  lists  each  Employee
Benefit Plan that the Company or any ERISA Affiliate sponsors, maintains, contributes to, or is required to contribute to or under which the Company or any ERISA Affiliate has any Liability.

               (A) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund, if any) complies in form and in operation in all respects with the applicable requirements of ERISA, the Code, and other applicable laws.

               (B) All required reports, returns and disclosures and similar documents (including Form 5500 Annual Reports, Summary Annual Reports, and Summary Plan Descriptions) have been filed or distributed appropriately with respect to each such Employee Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code Section 4980B have been met with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan providing for group health benefits.

               (C) All required or discretionary contributions (including all employer contributions and employee salary reduction contributions) which are due have been paid to each such Employee Benefit Plan which is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date which are not yet due have been paid to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Company and in accordance with GAAP. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan which is an Employee Welfare Benefit Plan. No Employee

Benefit Plan of the Company has any unfunded liabilities which are not reflected on the Company Most Recent Financial Statements or the book and records of the Company.

               (D) Each such Employee Benefit Plan which is an Employee Pension Benefit Plan now meets and at all times since inception has met the requirements of a "qualified plan" under Code Section 401(a) and has received, within the last two years, a favorable determination letter from the Internal Revenue Service. Nothing has occurred since the date of such letter that would cause the loss of such qualification. No investigation audit or review by the IRS, U.S. Department of Labor or the PBGC is currently pending or, to the Knowledge of the Shareholder, Parent or the Company, threatened, in which such agency has asserted or may assert that such Plan is not qualified or that the Company or any ERISA Affiliate has any federal Tax Liability on the basis that any such Plan is not qualified.

               (E) The Shareholder has delivered to Buyer correct and complete copies of the plan documents and all current summary plan descriptions including all amendments thereto, summaries of all material modifications, all determination letters received from the Internal Revenue Service, the three (3) most recent Form 5500 Annual Reports (including all schedules thereto), the most recent actuarial reports, all agreements or contracts with any investment manager or investment advisor with respect to any Employee Benefit Plan of the Company, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan. In the case of any unwritten Employee Benefit Plan, a written description has been furnished to Buyer.

          (ii) With respect to each Employee Benefit Plan that the Company or any ERISA Affiliate sponsors, maintains, contributes to, or is required to contribute to or under which the Company or any ERISA Affiliate has any
Liability:

               (A) No such Employee Benefit Plan which is an Employee Pension Benefit Plan has been completely or partially terminated.

               (B) There have been no Prohibited Transactions with respect to any such Employee Benefit Plan. No Fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of the Shareholder, Parent or the Company, threatened. Neither the Shareholder nor the Company has any Knowledge of any Basis for any such action, suit, proceeding, hearing, or investigation.

          (iii) Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or any Employee Pension Benefit Plan subject to Title IV of ERISA, or has any Liability (including withdrawal Liability) under any Multiemployer Plan or any Employee Pension Benefit Plan subject to Title IV of ERISA.

          (iv) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has ever been required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code Section 4980B).

          (v) No Employee Benefit Plan obligates the Company to pay separation, severance, termination or similar benefits as a result of any transaction contemplated by this Agreement or solely as a result of a "change of control" (as defined in Section 280G of the Code) and no individual shall accrue or receive any additional benefits, services or accelerated rights to payments of benefits under any Employee Benefit Plan as a result of the transactions contemplated by this Agreement.

          (z) GUARANTIES. The Company is not a guarantor of, or otherwise liable for, any Liability or obligation (including indebtedness) of any other Person.

          (aa) ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS. The Company and its predecessors and Affiliates have complied and are in compliance with all Environmental, Health, and Safety Requirements.

          (bb) CERTAIN BUSINESS RELATIONSHIPS WITH THE COMPANY. Neither Parent, the Shareholder or any officer or director of the Company, Parent or the Shareholder (individually, a "Company Related Party", and collectively, the "Company Related Parties") (i) owns, directly or indirectly, any interest in any Person which is a competitor, supplier or customer of the Company; (ii) owns, directly or indirectly, in whole or in part, any property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the Intellectual Property) which is utilized by or in connection with the business of the Company; (iii) is a customer or supplier of the Company; or (iv) is a party to any contract, agreement, lease, arrangement or written understanding pertaining or relating to the Company, except for employment, consulting or other personal service agreements which are listed on Section 4(bb) of the Disclosure Schedule and except as otherwise contemplated hereby. The Company is not indebted to any officer, director or employee of the Company for any Liability or obligation. No officer, director or employee of the Company, Parent or the Shareholder is indebted to the Company for any Liability or obligation.

          (cc) ABSENCE OF CERTAIN BUSINESS PRACTICES. No Company Related Party, acting alone or together with any other Company Related Party, has: (i) received, directly or indirectly, any rebates, payments, commissions, promotional allowances, or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic or foreign) or other Person; or (ii) directly or indirectly, given or agreed to give any money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign) or other Person who was, is or may be in a position to help or hinder the business of the

Company (or assist the Company in connection with any actual or proposed transaction) which (A) would subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (B) if not given in the past, would have had a Material Adverse Effect on the Company, or (C) if not continued in the future, would have a Material Adverse Effect on the Company.

          (dd) CUSTOMERS. Neither Parent, the Company nor the Shareholder has received notice from any of its customers stating that the customer intends to reduce the volume of business that it currently conducts with the Company or to cease doing business with the Company. Section 4(dd) of the Disclosure Schedule sets forth a list of each customer that accounted for more that 5% of the consolidated revenues of the Company during the last full fiscal year or the interim period through the date of the Company Most Recent Financial Statements and the amount of revenues accounted for by such customer during each such period. To the Knowledge of Parent, the Shareholder and the Company, the consummation of the transactions contemplated hereby will not have a Material Adverse Effect on the Company's relationship with any customer listed in Section 4(dd) of the Disclosure Schedule.

          (ee) LIST OF ACCOUNTS.  Section 4(ee) of the Disclosure Schedule lists
(i) the name and address of each bank or other institution in which the Company maintains an account (cash, securities or other) or safe deposit box; (ii) the name and phone number of the Company's contact person at such bank or institution; (iii) the account number of the relevant account and a description of the type of account; and (iv) the persons authorized to transact business in such accounts.

          (ff) BULK SALES. The transactions contemplated under this Agreement are not subject to any bulk sales, transfer or similar law of any jurisdiction.

          (gg) DISCLOSURE. Neither this Agreement nor any of the Disclosure Schedules, exhibits, attachments, written statements, documents, certificates or other items prepared for or supplied to Buyer by the Shareholder, Parent or the Company with respect to either the transactions contemplated hereby, the Shareholder, Parent or the Company contains any untrue statement of a material fact or omits to state any material fact necessary in order to make each statement contained herein or therein not misleading. There is no fact which the Shareholder, Parent or the Company has not disclosed to Buyer herein and of which the Shareholder or the Company is aware which could be anticipated to have a Material Adverse Effect on the Company.

5.       DELIVERIES OF BUYER AT CLOSING.

     Buyer shall, and shall cause the Company or such other Person as indicated below to, deliver to Parent and the Shareholder at Closing:

     (a) All Governmental Authorizations and all approvals, waivers, consents and notices of any other Person necessary for the consummation by Buyer of the transactions contemplated by this Agreement;

     (b) A certificate of the Secretary of Buyer in the form of EXHIBIT B attached hereto certifying as to certain matters, including the incumbency of certain officers and copies of the resolutions adopted by the Board of Directors of Buyer authorizing and approving the transactions contemplated hereby, the execution of this Agreement and the other agreements to be executed and delivered by Buyer pursuant to the terms hereof, and the consummation of the transactions contemplated hereby;

     (c) A certificate of good standing issued by the Secretary of State of Delaware demonstrating that Buyer is in good standing;

     (d) A copy of the Certificate of Designation as filed with the Secretary of State of Delaware;

     (e) (i) A copy of Buyer's letter of direction to its transfer agent directing such transfer agent to issue a certificate representing the Buyer Common Stock constituting the Closing Consideration to the Shareholder and a temporary certificate representing the Buyer Common Stock constituting the Closing Consideration, which temporary certificate will be returned to Buyer for cancellation immediately upon receipt by the Shareholder of the Certificate issued by Buyer's transfer agent, and (ii) a certificate representing the Buyer Preferred Stock constituting the Closing Consideration;

     (f) A marketing agreement, in the form attached hereto as EXHIBIT C (the "Marketing Agreement"), executed by the Company;

     (g) A stockholders' agreement, in the form attached hereto as EXHIBIT E (the "Stockholders' Agreement"), executed by Buyer, H. Irwin Levy and Maurice Halperin and certain of their respective Affiliates;

     (h) An employment agreement, in the form attached hereto as EXHIBIT F (the "Gates Employment Agreement"), executed by the Company;

     (i) A Registration Rights Agreement, in the form attached hereto as EXHIBIT G (the "Registration Rights Agreement"), executed by Buyer, which will provide, among other things, that (i) the Shareholder shall be entitled to (A) one (1) demand registration with respect to the Common Shares, the Conversion Shares, the Earn Out Shares, if any, and the Option Shares at any time after Buyer is eligible to file a registration statement on Form S-3, which registration statement will remain effective until the earliest of (x) the sale of the shares pursuant to such registration statement, (y) the date on which all of the shares become eligible for sale pursuant to Rule 144 under the Securities Act during a three month period and (z) the date the shares are transferred to any Person other than an Affiliate of the Shareholder, and (B) unlimited piggyback registration rights; and (ii) Buyer will pay all expenses of any such registration, other than any underwriting discounts and commissions which shall be borne by the Shareholder;

     (j) An Irrevocable Proxy, in the form attached hereto as EXHIBIT H, executed by H. Irwin Levy and Maurice Halperin and certain of their respective Affiliates;

     (k) A convertible promissory note, in the form attached hereto as EXHIBIT I, executed by Buyer in favor of Halco Investments, L.C. in exchange for the currently outstanding note held by Halco Investments, L.C.;

     (l) A current draft of the contract with Adaptec, attached hereto as EXHIBIT J;

     (m) A Working Capital Assurance Agreement, in the form attached hereto as EXHIBIT K, executed by Hilcoast Development Corp. and Buyer; and

     (n) The Sublicense Agreement, executed by the Company.

6.       DELIVERIES OF PARENT AND THE SHAREHOLDER AT CLOSING.

     Parent and the Shareholder shall, and shall cause such other Person as indicated below to, deliver to Buyer at Closing:

     (a) All Governmental Authorizations and all approvals, waivers, consents (other than the consent of FSP Willow Bend Office, Ltd. (the "Landlord") to the Sublease Agreement, which shall be delivered post-closing) and notices of any other Person necessary for the consummation by the Shareholder and Parent of the transactions contemplated by this Agreement and/or which are reasonably necessary for the operation of the Company on a going concern basis consistent with past practices;

     (b) Certificate of the Secretaries of each of the Company, the Shareholder and Parent in the forms of EXHIBIT L attached hereto certifying as to certain matters, including the incumbency of certain officers and copies of the resolutions adopted by their respective Boards of Directors authorizing and approving the transactions contemplated hereby, the execution of this Agreement and the other agreements to be executed and delivered by each of them pursuant to the terms hereof, and the consummation of the transactions contemplated hereby;

     (c) Evidence of the Company's qualification to do business in each jurisdiction where it is so qualified and a certificate of good standing issued by the Secretary of State of each such jurisdiction demonstrating that the Company is in good standing in that jurisdiction;

     (d) The certificates representing the shares of Company Stock owned by the Shareholder, endorsed in blank or with stock powers duly executed to transfer such stock to Buyer, free and clear of all Taxes, Security Interests, liens or other encumbrances;

     (e) Evidence that the  Shareholder  has contributed the assets set forth in
Section 6(e) of the Disclosure Schedule to the Stonehouse Subsidiary pursuant to appropriate transfer documents in form and substance satisfactory to Buyer;

     (f) The Stockholders' Agreement executed by the Shareholder;

     (g) The Gates Employment Agreement, executed by Jack Gates;

     (h) The Marketing Agreement, executed by Parent and the Shareholder;

     (i) The Registration Rights Agreement, executed by the Shareholder;

     (j) An accounts receivable and accounts payable aging schedule of the Company as of May 31, 2002 prepared in good faith by the Shareholder and the Company; and

     (k) The Sublicense Agreement, executed by Parent.

7.       POST-CLOSING COVENANTS.

     The  Parties  agree as follows  with  respect to the period  following  the
Closing:

     (a) GENERAL. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Section 8 below). Parent and the Shareholder acknowledges and agree that from and after the Closing, Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Company; provided, however, that the Shareholder may retain copies of all such documents.

     (b) LITIGATION SUPPORT. In the event and for so long as any Party is actively contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Company, each of the other Parties will cooperate with him or it and his or its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Section 8 below).

     (c) TRANSITION. Neither Parent nor the Shareholder shall take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company or its Subsidiaries from maintaining the same business relationships with the Company or its Subsidiaries after the Closing as it maintained with the Company or its Subsidiaries prior to the Closing. Parent and the Shareholder shall refer all customer inquiries relating to the business of the Company or its Subsidiaries to Buyer from and after the Closing.

     (d) INDEPENDENT ACCOUNTANTS. After the Closing, Parent and the Shareholder shall (i) use reasonable efforts to cause the Company's past and present independent auditors and accounting personnel to make available to Buyer and its representatives all financial information, including the right to examine all working papers pertaining to audits or reviews previously or hereafter made by such auditors relating to the Company, and (ii) provide such cooperation as Buyer and its representatives may request in connection with any audit or review of the Company that Buyer may direct its representatives to make.

     (e) SECURITIES ACT AND SECURITIES EXCHANGE ACT FILINGS. In connection with the Shareholder's receipt of the Buyer Securities hereunder, the Shareholder will be obligated to file all documents required to be filed by it with the SEC in connection with the holding of the Buyer Securities. The Shareholder agrees that it will, and will use reasonable efforts to cause the Company's past and present independent auditors, accounting personnel and other necessary persons to, cooperate with Buyer in the preparation of any documents filed or to be filed by Buyer with the SEC, to the extent information about the Company or the Shareholder is required therein.

     (f) TAX MATTERS. Parent and the Shareholder covenant and agree not to take any action, or fail to take any action, with respect to Taxes, that would have an adverse effect on the Company or Buyer on or after the Closing Date, including, without limitation, amending or otherwise supplementing any Tax Return or report of the Company with respect to any Pre-Closing Period without the consent of Buyer. If any taxing authority conducts any audit or investigation relating to the Company for a Pre-Closing Period, Buyer may, in its sole election, have the right to represent the Company in such audit or investigation and to provide any response required in connection therewith. Notwithstanding the foregoing, Buyer shall not have the right to represent the Company on any matters relating to a Tax Return filed for the consolidated group by Parent.

     (g) BUYER STOCK OPTION PLAN. Buyer agrees that all of the employees of the Company who continue to be employed by the Company after the Closing Date shall be eligible for participation in any stock option plan generally available to employees of Buyer and its Affiliates to the extent such employee would be eligible to participate if he or she were an employee of Buyer. Buyer further agrees to offer to all employees of the Company who, immediately prior to the Closing Date, hold options to purchase Company Common Stock, the right to exchange such options for options to purchase Buyer Common Stock.

     (h) AUDITED FINANCIAL STATEMENTS. Parent and the Shareholder shall cause the Company's auditors to cooperate with Buyer's auditors in the preparation of audited consolidated balance sheets and statements of income, changes in shareholders' equity, and cash flow including the audit report thereon for such periods as Buyer may request. All costs associated with the preparation and audit of such financial statements shall be paid by Buyer.

     (i) STOCKHOLDERS' MEETING. Within thirty (30) days of the Closing Date, Buyer shall file with the SEC preliminary proxy materials with respect to an annual meeting of its stockholders for the purpose of voting upon, among other things, (i) the issuance of the Conversion Shares upon conversion of the Buyer Preferred Stock in accordance with the Certificate of Designation; (ii) the issuance of the Additional Common Stock to the extent Buyer is obligated to issue such Additional Common Stock pursuant to Section 2(c)(i) hereof; and (iii) the issuance of Buyer Common Stock upon the exercise of certain options held by Pacific Technology Services, Inc., an Affiliate of the Shareholder (the "Option Shares"). Buyer shall use its best effort to hold such annual meeting within seventy-five (75) days of the Closing Date.

     (j) CONFIDENTIAL INFORMATION; NONSOLICITATION; NONCOMPETITION.


          (i) Parent and the Shareholder recognize and acknowledge that they and their Affiliates will have access to certain confidential information of Buyer and the Company and that such information constitutes valuable, special and unique property of such entity. Parent and the Shareholder shall not, and shall cause their Affiliates not to, disclose or use, at any time hereafter, any such confidential information, including without limitation, information regarding research, developments, product designs or specifications, manufacturing processes, "know-how," prices, suppliers, customers, costs or any knowledge or information with respect to confidential or trade secrets of Buyer or the Company. Notwithstanding the preceding sentence, it is understood that such confidential information does not include information that is publicly available unless such information became publicly available as a result of a breach of this provision or information that is required by law or the order of any governmental authority under color of law to be disclosed. Parent and the Shareholder acknowledge and agree that all notes, records, reports, sketches, plans, unpublished memoranda or other documents belonging to the Company, but held by Parent or the Shareholder or any of their Affiliates, concerning any information relating to Buyer or the Company's business, whether confidential or not, are the property of the Company.

          (ii) Parent and the Shareholder hereby agree that at all times during the period ending four years from the Closing Date (the "Nonsolicitation Period"), neither Parent nor the Shareholder nor any of their U.S. Affiliates or any non-U.S. Affiliates to the extent controlled by Parent (the "Noncompete Affiliates") shall, directly or indirectly, induce, influence, combine or conspire with, or attempt to induce, influence, combine or conspire with, any of the officers, employees, agents, consultants, customers or suppliers of the Company or Buyer to terminate their employment, or other relationship, with or compete against the Company, Buyer or any Subsidiaries of the Company or Buyer in any business which the Company, Buyer or any of their Subsidiaries is actively engaged in on the date hereof (the "Business").

          (iii) From the Closing Date until the fourth anniversary of the Closing Date (the "Noncompete Period"), neither Parent nor the Shareholder nor any of the Noncompete Affiliates shall, directly or indirectly, engage in the Business in the United States or Canada, except as agent of the Company, and shall not, directly or indirectly, as owner, partner, joint venturer, employee, broker, agent, corporate officer, principal, licensor, shareholder (unless as a passive owner of no more than three percent (3%) of the issued and outstanding capital stock of such entity if such stock is publicly traded) or in any other capacity whatsoever, engage in or have any connection with any business which is competitive with the Business, and which operates anywhere in the United States or Canada. Notwithstanding the foregoing agreement, nothing herein shall be deemed to prohibit the activities of Parent or the Shareholder pursuant or related to the Marketing Agreement.

          (iv) If, in any judicial proceedings, a court shall refuse to enforce any of the covenants included in this Section 7(j), then such unenforceable covenant shall be amended to relate to such lesser period or geographical area as shall be enforceable. In the event the Company should bring any legal action or other proceeding against Parent and/or the Shareholder for enforcement of this Agreement, the calculation of the Nonsolicitation and Noncompete Period, if any, shall not include the period of time commencing with the filing of legal action or other proceeding to enforce this Agreement through the date of final judgment or final resolution including all appeals, if any, of such legal action or other proceeding unless the Company is receiving the practical benefits of this Section 7(j) during such time.

          (v) Parent and the Shareholder hereby acknowledge that the restrictions on their activity as contained in this Agreement are required for Buyer's reasonable protection and is a material inducement to Buyer to enter into this Agreement. Parent and the Shareholder hereby agree that in the event of the violation by any of them or any of the Noncompete Affiliates of any of the provisions of this Agreement, Buyer and/or the Company will be entitled to institute and prosecute proceedings at law or in equity to obtain damages with respect to such violation or to enforce the specific performance of this Agreement by Parent and the Shareholder and the Noncompete Affiliates or to enjoin Parent and the Shareholder from engaging in any activity in violation hereof. The existence of any claim or cause of action by Parent or the Shareholder against the Company or Buyer predicated on this Agreement shall not constitute a defense to the enforcement by the Company of these covenants.

          (vi) Notwithstanding the foregoing, the parties acknowledge that (a) Parent will be performing numerous marketing and related activities on behalf of the Company pursuant to the terms and conditions of the Marketing Agreement, including, without limitation, the solicitation of potential buyers; (b) pursuant to the terms of a certain reseller agreement, an affiliate of Parent is engaged in the distribution and sale of Buyer's products throughout Asia and elsewhere; and (c) due to the intermingling of the marketing functions and other activities that Parent may pursue on behalf of Buyer, numerous cross-relationships may develop between Affiliates and subsidiaries of Parent, Parent, Buyer and the Company, including cross-sales and cross marketing opportunities.

          (k) OPERATION OF THE COMPANY. Buyer covenants and agrees that, during the Valuation Period, it will not allow the Company to pay any dividend, make any distribution or loan, or pay any management fees to Buyer or its Affiliates to the extent such payment would have a Material Adverse Effect on the Company's operations, results of operations, financial condition or ability to generate sales.

          (l) EMPLOYEE BENEFITS. Buyer covenants and agrees that all of the Company's employees who continue to be employed by the Company after the Closing Date shall continue to receive, from the Company or Buyer, substantially those benefits that they received from the

Company prior to the Closing Date. In the event that, after the Closing Date, Buyer terminates the Company's retirement or pension plans, to the extent permitted by the Company's plans, the Company's employees shall receive credit for years of service rendered to the Company prior to the termination of the Company's plans and shall not be subject to any eligibility requirements of Buyer's plans.

          (m) AMEX LISTING APPLICATION; AMEX LISTING. Buyer covenants and agrees that, within five (5) business days after the Closing Date, Buyer will file a supplemental listing application with the American Stock Exchange ("AMEX") for the Buyer Securities (other than the Buyer Preferred Stock) and will use its best efforts to cause such Buyer Securities to be listed for trading on AMEX. Buyer shall fully comply with the letter to Buyer dated May 28, 2002 from AMEX and shall submit to AMEX a plan (the "Plan") by June 28, 2002 to regain compliance by June 30, 2003 with the continued listing standards as set forth in
Part 10 of the AMEX Company Guide. The Plan shall include a timely schedule of interim milestones. Buyer shall fully comply with the terms and conditions of the Plan in the form approved by AMEX.

          (n) NEW PRODUCT INTRODUCTION. Buyer shall use its best efforts to diligently complete any testing stages and commence the introduction and sale of Buyer's new data storage product, NexStor 4000 Series (the "New Product"), and shall promptly thereafter commence the development of a rollout strategy and business plan for the New Product. All such efforts shall be directed at the introduction of the New Product to the market as soon as commercially practicable to enhance Buyer's sales and revenues.

          (o) COMMERCIAL GUARANTY. Buyer and the Company shall use best efforts to cause the release of that certain Commercial Guaranty dated November 1, 1999 made by Parent on behalf of the Company in favor of Comerica Bank-Texas in the amount of $500,000 within 90 days of the Closing Date. Buyer agrees to indemnify and hold Parent harmless with respect to any obligation of the Company (including, costs and expenses (including, without limitation, reasonable attorneys' fees)) arising under such guaranty for which Parent is responsible thereunder.

          (p) CERTAIN ADDITIONAL COVENANTS OF PARENT. Parent covenants and agrees to take the following actions, at its sole cost and expense:

               (i) use best efforts to secure the consent of the Landlord to the Sublease Agreement within 30 days of the Closing. To the extent Parent is unable to secure such consent within such 30 day period (unless good-faith negotiations or discussions are continuing), it agrees to pay all reasonable costs associated with any move required in writing by the Landlord to be made by the Company to comparable leased space in or around Plano, Texas;

               (ii) dissolve Stonehouse Canada, Inc. as soon as practicable following the Closing;

               (iii) (A) to the extent any employee of the Company elects not to exchange any of his or her options for options to purchase Buyer Common Stock pursuant to Section 7(g)
above, (B) in the case of the option to purchase shares of the Company Capital Stock held by Barry Honea and (C) in the case of the warrant to purchase 200,000 shares of the Company's Common Stock held by Heidrick & Struggles, Inc., as promptly as practicable following the Closing, seek to negotiate in good faith the purchase, exchange or other resolution of such options or warrants or any shares of Company Capital Stock for which such options or warrants may have been exercised or deemed to have been exercised upon the Closing or any other options or warrants or shares of Company Capital Stock outstanding immediately prior to the Closing (other than any Company Capital Stock held by the Shareholder), which in the case of clause (A) above will be done in consultation with and on terms which are reasonably acceptable to Buyer. To the extent Parent acquires shares of Company Capital Stock, such shares will be immediately transferred to Buyer for no additional consideration. In connection with any purchase hereunder, Parent will obtain from the optionholder or shareholder a release in the form attached hereto EXHIBIT M;

               (iv) Pay all amounts owed by the Company to (A) Epsilon Data Management, Inc. pursuant to the terms of the agreement between the Company and Epsilon Data Management, Inc. dated May 17, 2002; (B) Lori Ferrer-Harrell pursuant to the terms of the Settlement Agreement between the Company and Ms. Ferrer-Harrell dated April 4, 2002 and (C) John Todd pursuant to the terms of the Employment Agreement between the Company and John Todd dated February 15, 2001, in each case in accordance with the terms of such agreement or such other terms as may amicably be negotiated between Parent, on behalf of the Company, and the other party thereto;

               (v) (A) Use best efforts to ensure that all lease payments are made and comply in all material respects with the other terms of that certain Lease Intended as Security Number 28139-00600 between Parent and Banc of America Leasing & Capital, LLC dated October 25, 2000 and the Schedule to Lease Intended as Security Number 004 between Parent and Banc of America Leasing & Capital, LLC dated February 28, 2001, each as assigned to LaSalle National Leasing
Corporation ("Lessor") on February 28, 2001 (the "Monies Lease") for the duration thereof; and (B) immediately provide written notice to the Company of any notice, oral or written, received from the Lessor of Lessor's intent to exercise its remedies upon default under the Monies Lease, in order that the Company or its Affiliates may have the right, but not the obligation, to negotiate with Lessor to forestall the exercise of such remedies but only to the extent not in derogation of any rights of Parent or any guarantor or surety of Parent's obligations under the Monies Lease to forestall the exercise of such remedies;

               (vi) Fully comply with the terms of that certain Sublicense Agreement between Parent and the Company dated as of the date hereof in the form attached hereto as EXHIBIT N (the "Sublicense Agreement") for the duration thereof;

               (vii) Purchase the MONIES software at the end of the Base Term (as defined in the Monies Lease) of the Monies Lease and immediately transfer all right, title and interest to the MONIES software to the Company in exchange for $1 and deliver any and all copies of the original source code to the MONIES software to the Company, together with any and all modifications, revisions, additions, alterations, error corrections, updates to, and all new versions of, the MONIES software;

               (viii) Cause that certain Tax Allocation Agreement dated April 28, 1992, as amended, to be terminated with respect to the Company effective as of the Closing Date pursuant to a termination agreement reasonably satisfactory to Buyer and the Company;

               (ix) Diligently negotiate and/or defend on behalf of the Company those matters set forth on Section 4(s) of the Disclosure Schedule relating to Janice Keene (to the extent necessary to respond to judicial or administrative process) and Edelman Public Relations Worldwide, and pay all amounts, if any, finally determined to be owed by the Company to such Persons in accordance with the terms of any agreements which may be amicably negotiated between Parent, on behalf of the Company, and such Persons;

     (q) SUBLEASE. Buyer and Parent will negotiate in good faith to enter into a sublease agreement for the real property located at Willow Bend Center I, 2740
N. Dallas Parkway, Plano, Texas 75093, substantially in the form attached hereto as EXHIBIT D (the "Sublease Agreement"), as soon as practicable following the Closing.

8.       REMEDIES FOR BREACHES OF THIS AGREEMENT.

     (a) SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All of the representations, warranties, covenants and agreements of the Parties contained in this Agreement or in any certificate, document, instrument or agreement delivered pursuant to this Agreement shall survive the Closing hereunder (notwithstanding any due diligence investigations that may have been undertaken by the damaged Party) and continue in full force and effect for a period of two (2) years from the Closing Date. Notwithstanding the foregoing, (i) a claim for indemnification in respect of a breach of the representations and warranties set forth in Sections 3(a), 3(b)(i)-(iv), 4(a)-4(e), 4(k), 4(y) and 4(aa) may be made until the expiration of all applicable statutes of limitations and (ii) a breach of any covenant contained herein shall survive for the period set forth therein.

(b)      INDEMNIFICATION PROVISIONS FOR BENEFIT OF BUYER.

          (i) In the event the Company, Parent or the Shareholder breaches (or in the event that any third party alleges facts that, if true, would mean that the Company, Parent or the Shareholder has breached) any of its representations, warranties (or any of such representations or warranties is untrue or inaccurate), covenants and agreements contained herein or in any certificate, document, instrument or agreement delivered pursuant to this Agreement, and, provided that the Indemnified Buyers (as hereafter defined) make a written claim for indemnification against the Shareholder and/or Parent pursuant to Section 11(f) below within the applicable claim period provided in Section 8(a) above, then Parent and the Shareholder, jointly and severally, agree to indemnify Buyer and each of its officers, directors, employees and shareholders (the "Indemnified Buyers") from and against any Adverse Consequences the Indemnified Buyers may suffer through and after the date of the claim for indemnification

(including any Adverse Consequences the Indemnified Buyers may suffer after the end of any applicable claim period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

          (ii)  Without  limiting  any other  indemnification  provided  in this
Section 8, Parent and the Shareholder agree to indemnify the Indemnified Buyers from and against any Adverse Consequences the Indemnified Buyers may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Liability of the Company (x) for any Taxes of the Company with respect to any Tax year or portion thereof ending on or before the Closing Date or for any Tax year beginning before and ending after the Closing Date to the extent allocable (determined in a manner consistent with Section 10) to the portion of such period beginning before and ending on the Closing Date), and (y) for the unpaid Taxes of any Person (other than the Company) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, by operation of law or otherwise. For the avoidance of doubt, and without limiting any other indemnification provided in this Section 8, Parent and the Shareholder agree to indemnify the Indemnified Buyers from and against any Adverse Consequences the Indemnified Buyers may suffer resulting from, arising out of, relating to (A) the audit of Parent being conducted by the Internal Revenue Service relative to the years ending September 30, 1996 and September 30, 1997, and (B) the Tax Allocation Agreement for any year in which the Company was a member of the Group (as defined therein).

          (iii)  Without  limiting  any other  indemnification  provided in this
Section 8, Parent and the Shareholder agree to indemnify the Indemnified Buyers from and against any Adverse Consequences they may suffer resulting from, arising out of, relating to, in the nature of, or caused by the activities of any entity which at any time has been owned, in whole or in part, by the Company.

          (iv)  Without  limiting  any other  indemnification  provided  in this
Section 8, Parent and the Shareholder agree to indemnify the Indemnified Buyers from and against any Adverse Consequences they may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Retained Liabilities (as hereafter defined). As used herein, the term "Retained Liabilities" means all liabilities, claims, commitments, demands or obligations of the Company (or any subsidiary of the Company) existing or arising out of any facts or set of operative facts existing on or prior to the Closing Date and incurred other than in the Ordinary Course of Business. The Retained Liabilities shall include, without limitation, (A) any severance obligations owed to John Todd or Barry Honea, (B) disputed payables owed to Epsilon Data Management, Inc. and Edelman Public Relations, Inc., (C) any claims which have been or may be asserted against the Company by Janice Keene, and (D) any settlement obligations owed to Lori Ferrer-Harrell.

          (v)  Without  limiting  any  other  indemnification  provided  in this
Section 8, Parent and the Shareholder agree to indemnify the Indemnified Buyers from and against any Adverse Consequences they may suffer resulting from, or arising out of, relating to, or in the nature of, or caused by any claim by a stockholder or former stockholder of the Company or any other Person seeking to assert: (i) ownership or rights to ownership of any shares of capital stock of the Company or any Subsidiary, (ii) any rights of a stockholder including any option, preemptive rights or rights to receive notice or to vote, (iii) any rights under the Company's charter, bylaws or other constituent documents, or (iv) any claim that his shares of capital stock were to be repurchased by the Company.

          (vi)  Without  limiting  any other  indemnification  provided  in this
Section 8, Parent and the Shareholder agree to indemnify the Indemnified Buyers from and against any Adverse Consequences they may suffer as a result of the Company's failure to be duly authorized to conduct business and in good standing under the laws of any jurisdiction where such qualification is or has been required as of or prior to the Closing Date.

          (vii)  Without  limiting  any other  indemnification  provided in this
Section 8, Parent and the Shareholder agree to indemnify the Indemnified Buyers from and against any Adverse Consequences they may suffer resulting from, arising out of, relating to, any plan terminations, including any partial termination, that may have occurred with respect to Parent's 401(k) savings plan.

          (viii)  Without  limiting any other  indemnification  provided in this
Section 8, Parent and the Shareholder agree to indemnify Buyer and its subsidiaries from and against any Adverse Consequences (including any amounts necessary to purchase or obtain a license to use the MONIES software from the Lessor) they may suffer resulting from, arising out of, or relating to, any claim that the Company does not have a valid right to use the MONIES software pursuant to the Sublicense during the term of the Monies Lease or right to purchase the MONIES software upon expiration thereof in accordance with Section 7(p)(vii).

          (ix) The indemnification obligations of Parent and the Shareholder under this Section 8 shall be joint and several.

     (c) INDEMNIFICATION PROVISIONS FOR BENEFIT OF PARENT AND THE SHAREHOLDER. In the event Buyer breaches (or in the event any third party alleges facts that, if true, would mean Buyer had breached) any of their representations, warranties (or any of such representations or warranties is untrue or inaccurate), covenants and agreements contained herein or in any certificate, document, instrument or agreement delivered pursuant to this Agreement, and, provided that Parent or the Shareholder makes a written claim for indemnification against Buyer pursuant to Section 11(f) below within the applicable claim period provided in Section 8(a) above, then Buyer agrees to indemnify Parent and the Shareholder and each of their respective officers, directors, employees and shareholders (the "Indemnified Shareholders") from and against any Adverse Consequences the Indemnified Shareholders may suffer through and after the date of the claim for indemnification (including any Adverse Consequences the Indemnified Shareholders may suffer after the end of any applicable claim period) resulting from, arising out of, relating to, in the nature of, or caused by the breach (or the alleged breach).

          (i) Buyer shall indemnify the Shareholder and Parent against any Adverse Consequences they may suffer resulting from, arising out of, or relating to, any claims asserted against the Shareholder or Parent by Buyer's broker or finder.

     (d) MATTERS INVOLVING THIRD PARTIES.

          (i) If any third party shall notify any party entitled to indemnification hereunder (the "Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under this Section 8, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing pursuant to Section 11(f); provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is materially prejudiced.

          (ii) Any Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim (except to the extent the failure to so notify the Indemnified Party would not result in any Adverse Consequences to the Indemnified Party), (B) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (C) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnified Party, likely to have a Material Adverse Effect on the continuing business interests of the Indemnified Party, (D) the named parties to the Third Party Claim do not include both the Indemnified Party and the Indemnifying Party, and (E) the Indemnifying Party conducts the defense of the Third Party Claim promptly, actively and diligently.

          (iii) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 8(d)(ii) above, (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably), and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably).

          (iv) In the event any of the conditions in Section 8(d)(ii) above is or becomes unsatisfied, however, for such period of time as such condition remains unsatisfied, (A) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith), (B) the Indemnifying Parties will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses), and (C) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 8; PROVIDED, HOWEVER, that in the event that the condition contained in Section 8(d)(ii)(C) above is or becomes unsatisfied, the Indemnifying Parties shall only be responsible for Adverse Consequences in an amount not to exceed 110% of the settlement or adverse judgment reached or received by the Indemnifying Parties.

     (e) REDUCTION FOR INSURANCE PROCEEDS. The amount of any Adverse Consequences suffered or incurred by any Indemnified Party under this Section 8 shall be reduced by the amount of any insurance proceeds received by the Indemnified Party as an offset against such Adverse Consequences.

     (f) LIMITATIONS ON INDEMNIFICATION.

          (i) Notwithstanding anything to the contrary in this Section 8, in respect of any indemnification obligation of Parent or the Shareholder pursuant to Section 8(b) hereof (other than any indemnification for Adverse Consequences resulting from, arising out of, relating to, in the nature of, or caused by the breach (or alleged breach) by Parent or the Shareholder of the representations or warranties contained in Sections 3(a), 4(a)-(e), 4(k), 4(y), 4(aa) and the last sentence of Section 4(e) and the covenants contained in Sections 7(j) and 7(p), the last sentence of Section 8(b)(ii) and Sections 8(b)(iv), (v), (vii) and (viii) to which this Section 8(f) shall not apply): (i) neither Parent nor Shareholder shall be liable unless and until the aggregate cumulative amount of any Adverse Consequences for which a claim for indemnification has been made pursuant to this Article 8 against Parent or the Shareholder exceeds $100,000 (the "Basket"), at which point Parent and the Shareholder shall be responsible for all Adverse Consequences in excess of $75,000; and provided, further that for purposes of determining claims for which Adverse Consequences may be applied to the Basket the representations and warranties contained herein shall be deemed not to include any qualifications based on materiality and Knowledge, and
(ii) the aggregate indemnification obligations for Parent and the Shareholder shall not exceed $5,000,000.

          (ii) Notwithstanding anything to the contrary in this Section 8, in respect of any indemnification obligation of Buyer pursuant to Section 8(c) hereof (other than any indemnification for Adverse Consequences resulting from, arising out of, relating to, in the nature of, or caused by the breach (or alleged breach) by Buyer of the representations or warranties contained in
Section  3(b)(i)-(iv),  and the covenant contained in Section 7(o) to which this
Section 8(f) shall not apply): (i) Buyer shall not be liable unless and until the aggregate cumulative amount of any Adverse Consequences for which a claim for indemnification has been made pursuant to this Article 8 against Buyer exceeds the Basket, at which point Buyer shall be responsible for all Adverse Consequences in excess of $75,000; and provided, further that for purposes of determining claims for which Adverse Consequences may be applied to the Basket the representations and warranties contained herein shall be deemed not to include any qualifications based on materiality and Knowledge.

     (g)  OTHER  INDEMNIFICATION   PROVISIONS.   The  foregoing  indemnification
provisions are in addition to, and not in derogation of, any statutory, equitable, or common law remedy (including without limitation any such remedy arising under Environmental, Health, and Safety Requirements) any Party may have with respect to the Company, or the transactions contemplated by this Agreement.

     Notwithstanding anything contained in this Agreement to the contrary, at and after the Closing any and all obligations of the Company, if any, under or related to this Agreement or any of the agreements related hereto shall be the sole responsibility of Parent and the Shareholder, notwithstanding any right Parent or the Shareholder may have at law or in equity or pursuant to any laws. Neither Parent nor the Shareholder shall be entitled to any indemnification, right of contribution, or other right of recovery from the Company in connection with any claim made by or which could be made by an Indemnified Buyer against the Company, Parent or the Shareholder or for which the Company could be liable, all of which are irrevocably waived and released by Parent and the Shareholder.

9.       [INTENTIONALLY LEFT BLANK.]

10.      TAX MATTERS.

     The following provisions shall govern the allocation of responsibility as between Buyer and the Shareholder for certain tax matters following the Closing
Date:

     (a) TAX PERIODS ENDING ON OR BEFORE THE CLOSING DATE. At the expense of Parent and the Shareholder, the Shareholder shall prepare and timely file all Tax Returns for the Company for all Pre-Closing Periods, which are to be filed after the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Return in a manner consistent with the past practices with respect to such items, unless otherwise required by law. The Shareholder shall pay the amounts due for Taxes of the Company with respect to the Pre-Closing Periods.

     (b) TAX PERIODS BEGINNING BEFORE AND ENDING AFTER THE CLOSING DATE. Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Straddle Periods. Buyer shall permit the Shareholder to review each such Tax Return described in the preceding sentence prior to filing. The Shareholder shall pay to Buyer within fifteen (15) days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on the Closing Date. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall
(x) in the case of any real and personal property Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and
(y) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

     (c) COOPERATION ON TAX MATTERS.

          (i) Buyer, the Company, Parent and the Shareholder shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 10 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Shareholder shall (A) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Shareholder shall allow the other party to take possession of such books and records.

          (ii) Buyer, Parent and the Shareholder further agree, upon request, to use their best efforts to obtain any certificate or other document from any government, instrumentality, commission, governmental agency, governmental authority or court or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

          (iii) Buyer, on the one hand, and Parent and the Shareholder, on the other, further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Section 6043 of the Code and all Treasury Department Regulations promulgated thereunder.

     (d)  CERTAIN  TAXES.  All  transfer,   documentary,   sales,   use,  stamp,
registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid by Parent and the Shareholder when due, and Parent and the Shareholder will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

     (e) SECTION 338(H)(10) ELECTION. If Buyer so desires, the Shareholder agrees to make an election under Section 338(h)(10) of the Code, with respect to the Company and the Stonehouse Subsidiary, and any comparable election under state or local Income Tax law and the Shareholder shall cooperate in the completion and timely filing of such elections in accordance with the provisions of Treasury Regulation ss.1.338(h)(10)-1 (or any comparable provisions of state or local Income Tax law) or any successor provision. If Buyer desires to make the election under Section 338(h)(10) of the Code, within one hundred twenty
(120) days after the Closing Date, Buyer shall deliver to the Shareholder a completed Form 8023 and required schedules thereto as well as any applicable state or local forms (the "Section 338 Forms"). Buyer shall act in good faith to determine the amount of the aggregate deemed sales price (the "ADSP") and to allocate the ADSP among the assets of the Company and the Stonehouse Subsidiary in accordance with Treasury Regulations under Section 338 of the Code and any comparable provisions of state or local Income Tax law, as appropriate. The Shareholder shall report and file Tax Returns in all respects and for all purposes consistent with such Section 338 Forms and shall execute and deliver to Buyer such Section 338 Forms. "Section 338 Forms" shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county, or other local taxing authority in connection with a 338(h)(10) election, including, without limitation, any "Statement of Section
338 Election" and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treasury Regulations. Buyer shall be responsible for the preparation and filing of the Section 338 election.

11.      MISCELLANEOUS.

     (a) NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns and the Indemnified Parties referred to in
Section 8 hereof.

     (b) ENTIRE AGREEMENT. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     (c) SUCCESSION AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

     (d)   COUNTERPARTS.   This  Agreement  may  be  executed  in  one  or  more
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     (e) HEADINGS. The section headings contained in this Agreement are inserted
for  convenience   only  and  shall  not  affect  in  any  way  the  meaning  or interpretation of this Agreement.

     (f) NOTICES. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

         If to Parent:                      Copy to:

         PUSA Holdings Corp.                Kirkpatrick & Lockhart LLP
         2740 N. Dallas Parkway             2828 N. Harwood Street
         Plano, Texas  75093                Dallas, Texas  75201
         Attn:   Gary L. Leonard,           Attn:  Norman R. Miller, Esq.
                  General Counsel
                  Business Development


         If to the Shareholder:             Copy to:

         Pacific Technology Group, Inc.     Kirkpatrick & Lockhart LLP
         2740 N. Dallas Parkway             2828 N. Harwood Street
         Plano, Texas  75093                Dallas, Texas  75201
         Attn:    Gary L. Leonard,          Attn:  Norman R. Miller, Esq.
                  General Counsel
                  Business Development

         If to Buyer:                       Copy to:

         nStor Technologies, Inc.           Akerman, Senterfitt & Eidson, P.A.
         100 Century Boulevard              Las Olas Centre, Suite 1600
         West Palm Beach, Florida  33417    350 East Las Olas Boulevard
         Attn:  H. Irwin Levy               Fort Lauderdale, Florida  33301-2227
                                            Attn:  Donn Beloff, Esq.

     Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

     (g) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

     (h) AMENDMENTS AND WAIVERS. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and the Shareholder. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (i) SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (j) EXPENSES. Each of the Parties will bear his or its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Parent and the Shareholder agree that the Company has not borne nor will bear any of Parent's and/or Shareholder's costs and expenses (including, without limitation, any of their legal, accounting or investment banking fees and expenses) in connection with this Agreement or any of the transactions contemplated hereby.

     (k) CONSTRUCTION. The Parties have participated jointly in the negotiation of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

     (l) INCORPORATION OF EXHIBITS, ANNEXES, SCHEDULES AND CERTIFICATES. The Exhibits, Annexes, Schedules and certificates identified in this Agreement are incorporated herein by reference and made a part hereof.

     (m) SPECIFIC PERFORMANCE. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 12(o) below), in addition to any other remedy to which they may be entitled, at law or in equity.

     (n) SUBMISSION TO JURISDICTION. Each of the Parties submits to the exclusive jurisdiction of any state or federal court sitting in Miami-Dade County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding shall be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 11(f) above. Each Party agrees that a final judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.

     In any action or proceeding arising out of or relating to this Agreement, the prevailing party shall be entitled to recover reasonable attorney's fees and costs from the other party to the action or proceeding.

     (o) WAIVER OF JURY TRIAL AND CONSEQUENTIAL DAMAGES. THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY IRREVOCABLY WAIVE ANY RIGHTS THAT THEY MAY HAVE TO CLAIM OR RECEIVE INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY, OR PUNITIVE DAMAGES IN CONNECTION WITH ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                         [SIGNATURES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.


                                        NSTOR TECHNOLOGIES, INC.


                                        By:  /s/ JACK JAIVEN
                                             -----------------------------------
                                             Name:   JACK JAIVEN
                                                     ---------------------------
                                             Title:  VICE PRESIDENT
                                                     ---------------------------


                                        STONEHOUSE TECHNOLOGIES, INC.


                                        By:  /s/ JOHN E. GATES
                                             -----------------------------------
                                            Name:
                                                     ---------------------------
                                            Title:
                                                     ---------------------------


                                        PACIFIC TECHNOLOGY GROUP, INC.


                                         By: /s/ JOHN E. GATES
                                             -----------------------------------
                                             Name:
                                                     ---------------------------
                                             Title:
                                                     ---------------------------


                                        PACIFIC USA HOLDINGS CORP.


                                         By:  /s/ MICHAEL MCCRAW
                                              ----------------------------------
                                              Name:  MICHAEL MCCRAW
                                                     ---------------------------
                                              Title: PRESIDENT
                                                     ---------------------------

                                TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT.......................................................1


1.    Definitions 1

2.    Purchase and Sale Transaction............................................8
      (a) Basic Transaction................... ................................8
      (b) Consideration........................................................8
      (c) Earn-out Consideration...............................................8
      (d) The Closing..........................................................9
      (e) Deliveries At Closing................................................9

3.    Representations and Warranties Concerning the Transaction...............10
      (a)   Representations and Warranties of Parent, the Shareholder
            and the Company...................................................10
      (i)    Organization; Authorization of Transaction.......................10
      (ii)   Noncontravention.................................................10
      (iii)  Investment.......................................................11
      (iv)   Company Stock....................................................11
      (v)    Disclosure.......................................................11
      (b)   Representations and Warranties of Buyer...........................11
      (i)    Organization; Authorization of Transaction.......................11
      (ii)   Noncontravention.................................................12
      (iii)  Brokers' Fees....................................................12
      (iv)   Capitalization of Buyer..........................................12
      (v)    Title to Assets..................................................13
      (vi)   Subsidiaries; Ownership Interests................................13
      (vii)  Buyer Financial Statements.......................................13
      (viii) Events Subsequent to Buyer Most Recent Fiscal Period End.........14
      (ix)   Undisclosed Liabilities..........................................14
      (x)    Legal Compliance.................................................14
      (xi)   Tax Matters......................................................14
      (xii)  Real Property....................................................14
      (xiii) Intellectual Property............................................14
      (xiv)  Insurance........................................................15
      (xv)   Litigation.......................................................15
      (xvi)  guaranties.......................................................15
      (xvii) Environmental, Health, and Safety Matters........................15
      (xviii)Distributors.....................................................15
      (xix)  Certain Business Relationships With Buyer........................15
      (xx)   Absence of Certain Business Practices............................16
      (xxi)  Bulk Sales.......................................................16
      (xxii) Disclosure.......................................................16
      (xxiii)Sec Documents....................................................16
      (xxiv) Investment.......................................................16
      (xxv)  Issuance of Buyer Securities.....................................17

4.    Representations and Warranties Concerning the Company...................17
      (a)   Organization, Qualification, and Corporate Power..................17
      (b)   Capitalization....................................................18
      (c)   Noncontravention..................................................18
      (d)   Brokers' Fees.....................................................18
      (e)   Title to Assets...................................................18
      (f)   Subsidiaries; Ownership Interests.................................19
      (g)   Financial Statements..............................................19
      (h)   Events Subsequent to Company Most Recent Fiscal Period End........19
      (i)   Undisclosed Liabilities...........................................22
      (j)   Legal Compliance..................................................22
      (k)   Tax Matters.......................................................22
      (l)   Real Property.....................................................24
      (m)   Intellectual Property.............................................25
      (n)   Inventory.........................................................26
      (o)   Contracts.........................................................26
      (p)   Notes and Accounts Receivable.....................................27
      (q)   Powers of Attorney................................................27
      (r)   Insurance.........................................................27
      (s)   Litigation........................................................27
      (t)   Governmental Authorizations.......................................28
      (u)   Commitments and Warranties........................................28
      (v)   Liability for Services Performed..................................28
      (w)   Personnel.........................................................28
      (x)   Employees.........................................................28
      (y)   Employee Benefits.................................................29
      (z)   Guaranties........................................................31
      (aa)  Environmental, Health, and Safety Matters.........................31
      (bb)  Certain Business Relationships With the Company...................31
      (cc)  Absence of Certain Business Practices.............................31
      (dd)  Customers.........................................................32
      (ee)  List of Accounts..................................................32
      (ff)  Bulk Sales........................................................32
      (gg)  Disclosure........................................................32

5.    Deliveries of Buyer At Closing..........................................32

6.    Deliveries of Parent and the Shareholder At Closing.....................34

7.    Post-closing Covenants..................................................35
      (a)   General...........................................................35
      (b)   Litigation Support................................................35
      (c)   Transition........................................................35
      (d)   Independent Accountants...........................................35
      (e)   Securities Act and Securities Exchange Act Filings................36
      (f)   Tax Matters.......................................................36
      (g)   Buyer Stock Option Plan...........................................36

      (h)   Audited Financial Statements......................................36
      (i)   Stockholders' Meeting.............................................36
      (j)   Confidential Information; Nonsolicitation; Noncompetition.........36
      (k)   Operation of the Company..........................................38
      (l)   Employee Benefits.................................................38
      (m)   Amex Listing Application; Amex Listing............................38
      (n)   New Product Introduction..........................................39
      (o)   Commercial Guaranty...............................................39
      (p)   Certain Additional Covenants of Parent............................39
      (q)   Sublease..........................................................41

8.    Remedies for Breaches of This Agreement.................................41
      (a)  Survival of Representations and Warranties.........................41
      (b)  Indemnification Provisions for Benefit of Buyer....................41
      (c)  Indemnification Provisions for Benefit of Parent and
           the Shareholder....................................................43
      (d)  Matters Involving Third Parties....................................43
      (e)  Reduction for Insurance Proceeds...................................44
      (f)  Limitations On Indemnification.....................................44
      (g)  Other Indemnification Provisions...................................45

9.    [Intentionally Left Blank]..............................................45

10.   Tax Matters.............................................................45
      (a)  Tax Periods Ending On or Before the Closing Date...................46
      (b)  Tax Periods Beginning Before and Ending After the
           Closing Date.......................................................46
      (c)  Cooperation On Tax Matters.........................................46
      (d)  Certain Taxes......................................................47
      (e)  Section 338(H)(10) Election........................................47

11.   Miscellaneous...........................................................47
      (a)  No Third-party Beneficiaries.......................................47
      (b)  Entire Agreement...................................................48
      (c)  Succession and Assignment..........................................48
      (d)  Counterparts.......................................................48
      (e)  Headings...........................................................48
      (f)  Notices............................................................48
      (g)  Governing Law......................................................49
      (h)  Amendments and Waivers.............................................49
      (i)  Severability.......................................................49
      (j)  Expenses...........................................................49
      (k)  Construction.......................................................49
      (l)  Incorporation of Exhibits, Annexes, Schedules and Certificates.....50
      (m)  Specific Performance...............................................50
      (n)  Submission to Jurisdiction.........................................50
      (o)  Waiver of Jury Trial and Consequential Damages.....................50

ANNEX I           Buyer Financial Statement...................................50
ANEX II           Financial Statements........................................51
EXHIBIT A         Certification of Designation................................52

EXHIBIT B         Buyer's Secretary's Certificate.............................57
EXHIBIT C         Marketing Agreement.........................................58
EXHIBIT D         Lease Agreement.............................................59
EXHIBIT E         Stockholders' Agreement.....................................60
EXHIBIT F         Gates Employment Agreement..................................61
EXHIBIT G         Registration Rights Agreement...............................62
EXHIBIT H         Irrevocable Proxy...........................................63
EXHIBIT I         Halperin Convertible Note...................................64
EXHIBIT J         Adaptec Contract............................................65
EXHIBIT K         Working Capital Assurance Agreement.........................66
EXHIBIT L         Parent and Shareholder Secretary's Certificates.............67
EXHIBIT M         Release.....................................................68
EXHIBIT N         Sublicense Agreement........................................69

                                    EXHIBIT 2

                                OPTION AGREEMENT


     THIS OPTION AGREEMENT (this "Agreement"), dated as of March 1, 2002 (the "Effective Date", is between NSTOR TECHNOLOGIES, INC. a Delaware corporation
("Optionor"), and PACIFIC TECHNOLOGY SERVICES, INC., a Nevada corporation ("Optionee").

     WHEREAS, Optionor desires to grant to Optionee an option to purchase an equity interest in Optionor, subject to the terms and conditions set forth in this Agreement, and

     WHEREAS, there are approximately, but not exceeding, 115 million shares of Optionor's common stock currently issued and outstanding.

     NOW, THEREFORE, in consideration of the premises and covenants contained herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

     1. OPTION GRANT. Optionor hereby grants to Optionee a nonassessable option to purchase up to 30 Million newly-issued shares of Optionor's common stock for a purchase price equal to $0.40 per share (the "Option").

     2. TERM. The term (the "Term") of the Option shall be nine (9) months commencing on the Effective Date hereof and existing until Midnight on November 30, 2002 (the "Expiration Date").

     3. EXERCISE. Optionee may exercise the Option, in whole or in part, at any time and from time to time during the Term of the Option, by giving Optionor written notice of Optionee's intent to exercise the Option ("Notice"), pursuant to the notice provisions herein.

     4. CLOSING. The closing (the "Closing") of the exercise of the Option by Optionee shall occur no later than ten (10) calendar days following the date on which notice is deemed to have been received by Optionor pursuant to Paragraph 8 of this Agreement. At each Closing, Optionee shall pay the respective purchase price to Optionor in cash via in one or more wire transfers, or as otherwise agreed, and shall furnish to Optionor an acknowledgement that the shares have been purchased for investment purposes and not with a view of resale. At each Closing, Optionor shall deliver the certificates evidencing the purchased interest and any instruments of transfer necessary to vest in Optionee good and marketable title to the purchased interest. In the event Optionee does not pay the respective purchase price to Optionor within the prescribed ten (10) calendar days, Optionee's right to exercise that number of shares which would have been issued at the Closing shall be deemed to be terminated.

     5. TERMINATION. This Agreement shall automatically terminate without any further action of any party upon the Expiration Date, and no party shall thereafter have any further obligations hereunder.

     6. REPRESENTATIONS AND WARRANTIES OF OPTIONOR. Optionor represents and warrants to Optionee as follows:

     (a) Optionor has the right, power and capacity to execute, deliver and perform, this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Optionor and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Optionor. This Agreement has been duly and validly executed and delivered by Optionor and constitutes the legal, valid and binding obligation of Optionor, enforceable in accordance with its terms.

     (b) Optionor has, and, on the date of each Closing, Optionor will have, full legal right, power and authority to issue and deliver the purchased interest to Optionee.

     (c) Optionor has reserved, and will maintain at all times during the term of this Agreement, sufficient shares to fulfill the exercise in full of the Option.

     (d) All shares representing purchased interests will, when issued, be duly authorized and validly issued, fully paid and nonassessable.

     7. REPRESENTATIONS AND WARRANTIES OF OPTIONEE. Optionee represents and warrants to Optionor as follows;

     (a) Optionee has had an opportunity to conduct due diligence to Optionee's satisfaction concerning the terms and conditions of the Option and an investment in Optionor.

     (b) Optionee is a sophisticated investor with knowledge and experience in business and financial matters and/or is an accredited investor, within the meaning of the Securities Act of 1933, as amended.

     (c) Upon exercise of the Option, Optionee will acquire the equity in Optionor for investment purposes and not with a view of resale.

     (d) Optionee is an indirect wholly-owned subsidiary of Pacific Electric Wire & Cable Co., Ltd.

     8. NOTICES. All notices, demands, and other communications required or permitted to be given hereunder shall be deemed to have been duly given and received if in writing and (a) effective immediately if delivered personally; or
(b) effective seventy-two (72) hours after mailing if deposited in the United States mail, first class, postage prepaid, registered or certified mail, return receipt requested, addressed as set forth below; or (c) effective after twenty-four (24) hours if sent by facsimile to a party's fax number set forth below and, on the same day, a copy of said notice is sent by a nationally recognized overnight courier (e.g., FedEx, DHL, etc.) to the party at such party's address set forth below:

     If to Optionor:                  nStor Technologies, Inc.
                                      10140 Mesa Rim Road
                                      San Diego, CA  92121
                                      Attn:  President
                                      Fax No: (858) 458-1613

     With courtesy copy to:           nStor Technologies, Inc.
                                      100 Century Blvd.
                                      West Palm Beach, FL  33417
                                      Attn:  H. Irwin Levy
                                      Fax No. (561) 640-3160

     If to Optionee:                  Pacific Technology Services, Inc.
                                      2740 N. Dallas Parkway, Suite 200
                                      Plano, TX  75093
                                      Attn:  CEO
                                      Fax No. (972) 543-1601

     With courtesy copy to:           Pacific USA Holdings Corp.
                                      2740 N. Dallas Parkway, Suite 200
                                      Plano, TX  75093
                                      Attn:  General Counsel
                                      Fax No. (972) 543-1601

         The addresses provided above may be changed by notice given to the other parties in accordance with this Paragraph. A party's failure to provide a courtesy copy shall not invalidate notice otherwise given in accordance with this Paragraph.

     9. CLOSING COSTS. Each of Optionor and Optionee shall pay all of its own fees and expenses in connection with this Agreement and the consummation of the transactions contemplated hereby, including without limitation all accounting, legal and third party consultants' fees and expenses; provided that Optionor shall pay any transfer taxes that become due in connection with the issuance to Optionee of any purchased interest.

     10. ASSIGNMENT. The rights and obligations arising under this Agreement may not be assigned without the prior written consent of Optionor, which consent will not be unreasonably withheld; provided that Optionee may, upon notice to and without the prior consent of Optionor, assign its rights and obligations under this Agreement to any affiliate of Optionee. For purposes of this Agreement, an affiliate shall mean any entity owned more than 50% by Pacific USA Holdings Corp., a Texas corporation.

     11. SUCCESSORS AND ASSIGNS. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

     12. SEVERABILITY. If any provision of this Agreement should be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby, and the unenforceable provision shall be enforced to the extent permitted by law.

     13. ENTIRE AGREEMENT. This Agreement embodies the compete understanding and agreement of each of the parties as to the matters herein. This Agreement may be modified and amended only by an instrument is writing executed by both parties.

     14. GOVERNING LAW; CHOICE OF VENUE. This Agreement shall be governed by the law of the State of California in all respects. The parties hereto irrevocably and unconditionally submit to the jurisdiction of a federal or state court located in the County of San Diego, and State of California, in connection with any proceedings commenced regarding this Agreement and all parties irrevocably submit to the jurisdiction of such courts for the determination of all issues in such proceedings, without regard to any principles of conflicts of laws, and irrevocably waive any objection to venue or inconvenient forum.

     15. COUNTERPARTS. This Agreement may be executed by facsimile in multiple counterparts, each of which shall be deemed an original, and all of which together shall be deemed to constitute one and the same instrument.

     IN WITNESS WREREOF, the parties have caused this Agreement to be duly executed and delivered as of the date hereof.

                                  OPTIONOR:

                                  nSTor Technologies, Inc.


                                  By:    /s/ H. Irwin Levy
                                         -------------------------------------
                                  Name:  H. Irwin Levy
                                         -------------------------------------
                                  Title: CEO and Vice Chairman of the Board
                                         -------------------------------------


                                  OPTIONEE:

                                  Pacific Technology Services, Inc.

                                  By:    /s/ Winston Chang
                                         -------------------------------------
                                  Name:  Winston Chang
                                         -------------------------------------
                                  Title: President
                                         -------------------------------------

                                    EXHIBIT 3

                             STOCKHOLDERS' AGREEMENT


     THIS STOCKHOLDERS' AGREEMENT (the "Agreement") is entered into as of June 7, 2002 by and among nStor Technologies, Inc. (the "Company"), H. Irwin Levy ("Levy"), Hilcoast Development Corp. ("Hilcoast"), MLL Corp. (together with Levy and Hilcoast, the "Levy Affiliates"), Maurice A. Halperin ("Halperin"), Halco Investments, L.C. (together with Halperin, the "Halperin Affiliates," and together with the Levy Affiliates, the "Principal Stockholders"), and Pacific Technology Group, Inc. ("PTG", and together with the Principal Stockholders, the "Stockholders").

     WHEREAS, the Principal Stockholders own shares of the Company's Common Stock, $.05 par value per share (the "Common Stock") or the Company's Preferred Stock, $.01 par value per share (the "Preferred Stock"), or other securities convertible or exercisable for Common Stock (collectively, the "Capital Stock") as set forth on Exhibit A attached hereto and the Stockholders desire to place certain restrictions on the transfer of certain of the Capital Stock of the Principal Stockholders; and

     WHEREAS, the Stockholders desire to provide for the election of certain directors designated by Pacific USA Holdings Corp., a Texas corporation and the sole Shareholder of Pacific Technology Group, Inc. ("PUSA"), to the Board of Directors of the Company.

     NOW, THEREFORE, the parties hereby agree as follows:

     1. DEFINITIONS. In addition to the definitions that appear elsewhere in the Agreement, the following terms have the meanings specified:

          "AFFILIATE" of a Stockholder means any other Person controlling, controlled by or under common control with such Stockholder.

          "DESIGNATED SHARES" means (a) collectively, in the case of the Levy Affiliates, 18,050,074 shares of Common Stock, and (b) collectively, in the case of the Halperin Affiliates, 33,662,275 shares of Common Stock. The Designated Shares constitute 80% of the shares of Common Stock held by the Levy Affiliates and the Halperin Affiliates as of the date hereof. The Designated Shares shall include, in the case of the Halperin Affiliates, 80% of the Common Stock issuable upon conversion of that certain 8% Convertible Subordinated Promissory Note dated the date hereof, to the extent such Note is converted during the term hereof.

          "PERMITTED TRANSFEREE" of a Stockholder means (a) such Stockholder's spouse, siblings and descendants (whether or not adopted) and any trust, family limited partnership or limited liability company solely for the benefit of such Stockholder and/or such Stockholder's spouse, siblings and/or descendants.

          "PERSON" means any individual, corporation, partnership, trust or other entity.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "VOLUNTARY TRANSFER" means any sale, pledge or other transfer of Designated Shares by a Principal Stockholder, except (a) a transfer to a Permitted Transferee of such Principal Stockholder, (b) a transfer to an Affiliate of such Principal Stockholder, (c) a transfer by such Stockholder pursuant to the laws of descent and distribution, or (d) a bona fide pledge to secure a loan to such Principal Stockholder.

          2. VOLUNTARY TRANSFERS. For a period of two (2) years from date hereof, if any Principal Stockholder (the "Transferring Stockholder") intends to effect a Voluntary Transfer, PTG will have the right to participate in such sale or transfer on the following terms:

               (a) At least five (5) days, but no less than three (3) business days, prior to making any Voluntary Transfer, the Transferring Stockholder will deliver a written notice (an "Offer Notice") to PTG (the "Offeree"). The Offer Notice will disclose in reasonable detail the proposed number of Designated Shares to be transferred (the "Offered Shares"), the proposed terms and conditions of the transfer and the identity of the prospective transferee(s) (if known). During the Offer Period, the Offeree may elect to purchase all, but not less than all, of the Offered Shares at the price and on the terms specified in the Offer Notice by delivering written notice of such election (the "Election Notice") to the Transferring Stockholder as soon as practical but in any event within three (3) business days after the delivery of the Offer Notice (the "Election Period"). If the Offeree elects to purchase the Offered Shares from the Transferring Stockholder, the transfer of such Shares shall be consummated as soon as practical after the delivery of the Election Notice to the Transferring Stockholder, but in any event within three (3) business days after the expiration of the Election Period. To the extent that the Offeree has not elected to purchase all of the Offered Shares within the Election Period, the Transferring Stockholder may, within ninety (90) days after the expiration of the Election Period, transfer such Offered Shares to one or more third parties at a price no less than the price per share specified in the Offer Notice and on other terms no more favorable to the transferees thereof than those specified in the Offer Notice. Any Shares not transferred within such 90-day period shall be reoffered to the Offeree under this Section 2 prior to any subsequent transfer.

               (b) In the event that the Offeree elects to purchase the Offered Shares, and, through no fault of the Transferring Stockholder, the Offeree fails to purchase the Offered Shares within the time period specified in Section 2(a) above, the Transferring Stockholder, in addition to any other rights and remedies he or it may have at law or in equity, may effect any Voluntary Transfer of the Offered Shares at any time to a third party without regard to any restriction set forth herein.

               (c) For the avoidance of doubt, this Section 2 shall not apply to any transfer by any Principal Stockholder of any shares of Capital Stock owned by such Stockholder other than a Voluntary Transfer by such Principal Stockholder of Designated Shares.

          3. BOARD OF DIRECTORS. Each of the Principal Stockholders agrees that for so long as such Principal Stockholder owns shares of Capital Stock, he or it will vote to elect to the Board of Directors of the Company Jack Takacs
(or  another   designee  of  PUSA   reasonably   acceptable  to  such

Principal Stockholder) and another designee of PUSA reasonably acceptable to such Principal Stockholder at each of the Company's Annual Meetings of Stockholders. This obligation will terminate on the date on which PUSA, PTG and/or their respective Affiliates cease to own at least 5% of the Capital Stock.

          4.   MISCELLANEOUS.

               (a) NOTICES: Any notice, request, demand, statement or consent made hereunder shall be in writing and shall be deemed duly given if personally delivered, sent by certified mail, return receipt requested, or sent by a nationally recognized commercial overnight delivery service with provisions for a receipt, postage or delivery charges prepaid, and shall be deemed given when postmarked or placed in the possession of such mail or delivery service and addressed as follows:

                If to nStor:        nStor Technologies, Inc.
                                    100 Century Boulevard
                                    West Palm Beach, Florida 33417
                                    Attn:  Jack Jaiven

                With copy to:       Akerman, Senterfitt & Eidson, P.A.
                                    Las Olas Centre II, Suite 1600
                                    350 East Las Olas Boulevard
                                    Fort Lauderdale, Florida 33301
                                    Attn:  Donn A. Beloff, Esq.

                If to Levy:         H. Irwin Levy
                                    Hilcoast Development Corp.
                                    100 Century Boulevard
                                    West Palm Beach, Florida 33417

                If to Halperin or   Halco Investments, L.C.
                Halco:              c/o Maurice Halperin
                                    17890 Deauville Lane
                                        Boca Raton, Florida 33496

                With copy to:       Jim Scutti, Esquire
                                    980 N. Federal Highway
                                    Suite 434
                                    Boca Raton, Florida 33432

                If to PTG:          Pacific USA Holdings Corp.
                                    2740 N. Dallas Parkway
                                    Plano, Texas 75093
                                    Attn:   Michael McCraw, President
                                            Gary L. Leonard, General Counsel -
                                            Business Development

                With copy to:       Kirkpatrick & Lockhart, LLP
                                    2828 N. Harwood Street
                                    Dallas, Texas 75201
                                    Attn:    Norman R. Miller, Esq.


               (b) SEVERABILITY. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable law, then provision will be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification will render it legal, valid and enforceable, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

               (c) CHOICE OF LAW; JURISDICTION. This Agreement will be governed by and construed in accordance with the internal law, and not the law of conflicts, of the State of Delaware. Exclusive jurisdiction and venue shall be in the federal or state courts located in Miami-Dade County, Florida.

               (d) COUNTERPARTS. This Agreement may be executed in any number of counterparts, and all such counterparts will be deemed an original, will be construed together and will constitute one and the same instrument.

               (e) COMPLETE AGREEMENT/AMENDMENT. This Agreement embodies the complete agreement and understanding among the parties with respect to the subject matter hereof and supersedes and preempts any prior written, or prior or contemporaneous oral, understandings, agreements or representations by or among any of the parties that may have related to the subject matter hereof in any way. This Agreement may be amended by written agreement of the parties hereto.

               (f) ATTORNEYS' FEES AND COSTS. If any arbitration proceeding or other action or proceeding at law or in equity is brought for (a) the enforcement or interpretation of this Agreement, (b) because of an alleged breach of this Agreement, or (c) in any way arising out of the transactions contemplated by this Agreement, whether sounding in tort, contract or otherwise, the prevailing party shall be entitled to recover arbitration costs and fees, reasonable attorneys' fees and other costs incurred in connection with such action or other proceeding (including, but not limited to, expenses and costs of investigation, witness fees, professional fees and travel), in addition to any other relief to which the prevailing party may be entitled.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

                                     nSTOR TECHNOLOGIES, INC.


                                     By: /s/ Jack Jaiven
                                         -------------------------------------
                                         Name: Jack Jaiven
                                               -------------------------------
                                         Title: Vice President
                                                ------------------------------


                                         /s/ H. Irwin Levy
                                         -------------------------------------
                                         H. Irwin Levy



                                         HILCOAST DEVELOPMENT CORP.


                                         By: /s/ H. Irwin Levy
                                             ---------------------------------
                                             Name:  H. Irwin Levy
                                                    --------------------------
                                             Title: CEO
                                                    --------------------------



                                         MLL CORP.


                                         By: /s/ H. Irwin Levy
                                             ---------------------------------
                                             Name: H. Irwin Levy
                                                   ---------------------------
                                                   Title: President
                                                   ---------------------------


                                         /s/ Maurice Halperin
                                         -------------------------------------
                                         Maurice Halperin



                                         HALCO INVESTMENTS, L.C.


                                         By: /s/ Maurice Halperin
                                             ---------------------------------
                                             Name: Maurice Halperin
                                                   ---------------------------
                                             Title: Member/manager
                                                    --------------------------

                                         PACIFIC TECHNOLOGY GROUP, INC.


                                         By: /s/ John E. Gates
                                             ---------------------------------
                                             Name: John E. Gates
                                                   ---------------------------
                                             Title: CEO
                                                    --------------------------

                                    EXHIBIT A
                                    ---------


------------------------------------------------------------------------------
PRINCIPAL STOCKHOLDER               # OF SHARES OF COMMON STOCK AS OF 5/31/02
==============================================================================
H. Irwin Levy                        17,278,236
------------------------------------------------------------------------------
Hilcoast Development Corp.            2,639,784
------------------------------------------------------------------------------
MLL Corp.                             2,644,573
------------------------------------------------------------------------------
Maurice A Halperin                    3,077,844
------------------------------------------------------------------------------
Halco Investments, L.C.(1)           39,000,000
------------------------------------------------------------------------------






















--------
(1) Does not include shares of Common Stock issuable upon conversion of that certain 8% Convertible Subordinated Promissory Note dated the date hereof.

                                    EXHIBIT 4

                            AGREEMENT OF JOINT FILING


                  Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned entities hereby agree to file with the Securities and Exchange Commission the Statement of Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

                  This Agreement of Joint Filing may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

                  IN  WITNESS  WHEREOF,  the  undersigned  have   executed  this
Agreement of Joint Filing as of June 17, 2002.

                                     PACIFIC TECHNOLOGY GROUP, INC.

                                     By: /s/ MICHAEL K. MCCRAW
                                         ---------------------------------------
                                         Michael K. McCraw
                                         President and Treasurer

                                     PACIFIC TECHNOLOGY SERVICES, INC.

                                     By: /s/ MICHAEL K. MCCRAW
                                         ---------------------------------------
                                         Michael K. McCraw
                                         Treasurer

                                     PACIFIC USA HOLDINGS CORP.

                                     By:  /s/ MICHAEL K. MCCRAW
                                          --------------------------------------
                                          Michael K. McCraw
                                          President

                                     PACIFIC ELECTRIC WIRE & CABLE CO., LTD.

                                     By:  /s/ TOM C.Y. TUNG
                                          --------------------------------------
                                          Tom C. Y. Tung
                                          President

                                    EXHIBIT 5

                            FORM OF IRREVOCABLE PROXY


     I, __________, hereby appoint Jack Takacs and Gary L. Leonard (the "Proxies"), and each of them, as my true and lawful attorneys and proxies, for and in my name, place and stead to vote any and all shares (the "Shares") of nStor Technologies, Inc., a Delaware corporation (the "Corporation"), now or hereafter owned by me, with all the powers which I would be entitled to exercise, to vote for the proposals set forth below (the "Proposals") contemplated by that certain Stock Purchase Agreement, dated the date hereof, by and among the Corporation, Stonehouse Technologies, Inc., Pacific Technology Group, Inc. and Pacific USA Holdings Corp. (the "Stock Purchase Agreement"), at any meeting of the shareholders of the Corporation called for the purpose of approving the Proposals, whether at a regular or special meeting of the shareholders, or at any adjournments thereof, or by written consent without a meeting. This proxy is irrevocable, is coupled with an interest and shall survive any transfer of the Shares.

     The Proxies are hereby directed to vote for the following Proposals:

     1. Approval of the issuance of shares of the Corporation's common stock, par value $.05 per share (the "Common Stock") upon conversion of 1,000 shares of the Corporation's Series L Convertible Preferred Stock, par value $.01 per share (the "Series L Preferred Stock") in accordance with the Certificate of Designation of the Series L Convertible Preferred Stock.

     2. Approval of the issuance of additional shares of Common Stock, or alternatively shares of Common Stock underlying preferred stock, to the extent the Corporation is obligated to issue such additional shares of Common Stock or preferred stock pursuant to Section 2(c)(i) of the Stock Purchase Agreement.

     3. Approval of the issuance of 30,000,000 shares of Common Stock upon exercise of an option granted to Pacific Technology Services, Inc. ("Pacific") in accordance with the Option One Agreement between the Corporation and Pacific.

     This Proxy shall expire on the earlier to occur of (i) ten years from the date hereof and (ii) upon the occurrence of the meeting (or meetings) of shareholders at which the Proposals are voted upon.

     IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has executed this Irrevocable Proxy as of the 7th day of June, 2002.


SIGNED, SEALED AND DELIVERED
                                             ---------------------------------
IN THE PRESENCE OF:
                                             --------------------------

----------------------------
PRINT NAME OF WITNESS BELOW:


----------------------------
PRINT NAME OF WITNESS BELOW:

                                    EXHIBIT 6

                          REGISTRATION RIGHTS AGREEMENT


         This REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), dated as of June 7, 2002 between NSTOR TECHNOLOGIES, INC., a Delaware corporation (the
"COMPANY"), and PACIFIC TECHNOLOGY GROUP, INC., a Nevada corporation (the "INVESTOR").

                                    RECITALS

         Pursuant to the terms of that certain Stock Purchase Agreement of even date herewith by and among the Company, Stonehouse Technologies, Inc., a Texas corporation ("STONEHOUSE"), the Investor and Pacific USA Holdings Corp., a Texas corporation (the "STOCK PURCHASE AGREEMENT"), the Company has agreed to issue to the Investor at the closing of the Stock Purchase Agreement (the "Closing"), as consideration for the purchase by the Company from the Investor of all the outstanding shares of capital stock of Stonehouse, shares of the Company's common stock, par value $.05 per share ("COMMON STOCK") and shares of the Company's Series L Convertible Preferred Stock, par value $.01 per share ("SERIES L PREFERRED STOCK"), which are convertible into shares of the Company's Common Stock on the terms of and subject to the conditions set forth in the Certificate of Designation for the Series L Preferred Stock. In addition, the Investor may be entitled under the terms of the Stock Purchase Agreement to certain additional shares of Common Stock or Series L Preferred Stock (the "EARN-OUT SHARES"). In connection with the foregoing issuance of the Company's capital stock, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "SECURITIES ACT"), and applicable state securities laws with respect to (i) the Common Stock to be issued to the Investor at the Closing pursuant to the terms of the Stock Purchase Agreement (the "COMMON STOCK CONSIDERATION"), (ii) the Common Stock issuable upon conversion of the Series L Preferred Stock (collectively, the "CONVERSION SHARES"), (iii) the additional shares of Common Stock constituting the Earn-Out Shares (or the Common Stock issuable upon conversion of the additional shares of preferred stock of the Company, par value $.01 per share, constituting the Earn-Out Shares, as the case may be), if any (the "EARN-OUT CONSIDERATION"), and (iv) the shares of the Company's Common Stock issuable to Pacific Technology Services, Inc., an Affiliate of the Investor, upon the exercise of the option granted to Pacific Technology Services, Inc. pursuant to that certain Option One Agreement, dated as of March 1, 2002, between the Company and Pacific Technology Services, Inc. (the "Option Shares").

                               TERMS OF AGREEMENT

         In consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

         1.    DEFINITIONS.

               (a) As used in this Agreement, the following terms shall have the following meanings:

                    (i) "REGISTER", "REGISTERED" and "REGISTRATION" refer to a registration effected by preparing and filing a Registration Statement on Form S-3 in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis ("RULE 415") and the declaration or ordering of effectiveness of such Registration Statement by the United States Securities and Exchange Commission ("SEC").

                    (ii) "REGISTRATION STATEMENT" means a registration statement under the Securities Act.

                    (iii)  "REGISTRABLE   SECURITIES"  means  the  Common  Stock
     Consideration, the Conversion Shares, the Earn-Out Consideration, if any, and the Option Shares.

               (b) Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Stock Purchase Agreement.

         2.    REGISTRATION.

               (a)  DEMAND  REGISTRATION.  Subject  to  clause  (i)  below,  the
Investor may request registration under the Securities Act (a "DEMAND REGISTRATION") of all or any portion of the Registrable Securities on Form S-3 or any similar short-form registration (a "SHORT FORM REGISTRATION"). The Investor's request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered. Within ten days after receipt of such request, the Company will give written notice of such requested registration to all other security holders and will include in such registration the Registrable Securities and such other securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

                    (i) The Company shall not be required to effect the Demand Registration contemplated by this Section 2(a) unless the Company and the transaction proposed to be registered are eligible for Short Form Registration providing for automatic incorporation by reference of reports filed pursuant to the Exchange Act. The Company will use its commercially reasonable efforts to make a Short-Form Registration available for the sale of the Registrable Securities. After the Company has qualified for the use of a Short-Form Registration and for so long as the Investor owns any Registrable Securities, the Investor shall be entitled to request one Short-Form Registration. The Company will use its commercially reasonable efforts to maintain the effectiveness of such Short Form Registration at all times until the earliest to occur of (i) the sale of all of the Registrable

     Securities pursuant to the Registration Statement, (ii) the date on which all of the Registrable Securities become eligible for sale within a three
     (3) month period pursuant to Rule 144 under the Securities Act and (iii) the date on which the shares of Registrable Securities are transferred to any Person other than an Affiliate of the Investor (the latest of which to occur to be known as the "TERMINATION DATE").

                           (ii) A registration pursuant to this Section 2 shall not be deemed to have been effected for purposes of Section 2(a)(i) hereof if:

                           (A)  such registration  does not become effective and
                  remain effective until the Termination Date, without interference by the issuance by the SEC of any stop order with respect thereto or any other order preventing or suspending the use of any preliminary prospectus or prospectus;

                           (B) the registration or  qualification  for the offer
                  or sale of the Registrable Securities in any jurisdiction is suspended for any reason or proceedings for any such purpose are initiated or threatened;

                           (C) the Investor withdraws its request for registration in its entirety at any time because the Investor reasonably believed that the Registration Statement or any prospectus related thereto contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein (in the case of any prospectus, in light of the circumstances under which they were made) not misleading, notified the Company of such fact and requested that the Company correct such alleged misstatement or omission, and the Company has refused to correct such alleged misstatement or omission;

                           (E) the Company  fails to comply with the  provisions
                  of  this  Agreement  or  any  other  agreement,   document  or
                  instrument entered into in connection with such required registration, other than by reason of some act or omission by the holders of the Registrable Securities that were to have been registered and sold; or

                           (F) such registration does not become effective within one hundred eighty (180) days after filing with the SEC.

                  (b)      PIGGYBACK REGISTRATION.

                           (i) If at any time following the issuance of the Registrable Securities to the Investor, the Company proposes to register any of its Common Stock (either on its own behalf or on behalf of others) under the Securities Act (other than a transaction described under Rule 145 of the Securities Act or pursuant to Forms S-4, S-8 or their successor forms) and the registration form to be used may be used for the registration of the Registrable Securities of the Investor (a "Piggyback Registration"), the Company shall give prompt written notice to the Investor of its intention to effect such a registration and will include in such registration the Registrable Securities of the Investor with respect to which the Company has received written requests for inclusion therein within 20 days after the receipt of the Company's notice.

                           (ii) If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (A) first, the securities the Company proposes to sell, and (B) second, the Registrable Securities requested to be included in such registration and any other shares of Common Stock for which the Company has received a request for registration from the holder thereof pursuant to an agreement between the Company and such holder (the "OTHER REGISTRABLE SECURITIES"), pro-rata among the holders of such Registrable Securities and the Other Registrable Securities on the basis of the number of shares of Registrable Securities and Other Registrable Securities owned by each such holder.

                           (iii) If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (A) first, the securities requested to be included therein by the holder exercising its demand registration rights and (B) second, the Registrable Securities requested to be included in such registration and the Other Registrable Securities, pro-rata among the holders of such Registrable Securities and the Other Registrable Securities on the basis of the number of shares of Registrable Securities and Other Registrable Securities owned by each such holder.

                           (iv) In the event of any registration pursuant to this Section 2(b) where the full amount of the Registrable Securities and/or the Other Registrable Securities requested to be included in such registration cannot be included in full, then the number of Registrable Securities and Other Registrable Securities available for registration shall be allocated among the members of each such group pro rata based upon the number of Registrable Securities and Other Registrable Securities requested to be included in such registration by each member of the group. The obligation of the Company to include Registrable Securities and Other Registrable Securities in a Piggyback Registration shall be subject to the advice of the managing underwriter of such underwritten offering, which may take into account the size of the offering, market conditions and the appropriateness of the Investor's or Other Registrable

          Securities holder's participation if such holder is an employee, officer or director of the Company.

               (c) The Company will have the right to select the investment banker(s) and manager(s) to administer any offerings pursuant to this Section 2, subject in the case of an offering pursuant to Section 2(a) to the approval of the Investor, which approval shall not be unreasonably withheld.

               (d) DELAY OF REGISTRATION STATEMENT. Notwithstanding anything to the contrary contained in this Agreement, the Company may delay the filing, delay the effectiveness or suspend the effectiveness of a Registration Statement under Section 2(a) or require the Investor to suspend sales or other dispositions of the Registrable Securities under an effective Registration Statement filed pursuant to Section 2(a), in each case for such time as may be reasonably required by the Company, if (i) the Company believes the sale of the Registrable Securities thereunder would interfere with or be detrimental to a planned offering by the Company of any of the Company's securities, (ii) the Company believes the sale of the Registrable Securities thereunder would have a material adverse effect on the business, prospects, operations, results of operations, assets, liabilities, or condition (financial or otherwise) of the Company; (iii) the Company is engaged in discussions concerning any possible merger, acquisition, financing, business combination, restructuring or sale of all or any substantial portion of the Company or its assets, or any similar transaction or (iv) the Company would be required to disclose in such Registration Statement material information that it would not otherwise be required to disclose in its filings with the SEC pursuant to the Exchange Act and that it has not then disclosed in such filings with the SEC (each an "ALLOWED DELAY"); PROVIDED, HOWEVER, that the Company shall not delay for more than ninety (90) days in any twelve (12) month period or more than once during any twelve (12) month period. In the event of an Allowed Delay, the Company shall promptly (x) notify the Investor in writing (a "DELAY NOTICE") of the existence (but not the substance) of the Allowed Delay and (y) advise the Investor in writing to cease all sales or other dispositions under such Registration Statement until the expiration of the period provided for in the Delay Notice. Upon expiration of the Allowed Delay, the Company shall again file, cause the effectiveness of, or permit the resumption of sales and dispositions under the Registration Statement.

               (e) RULE 144. Notwithstanding the registration of the resale of the Registrable Securities in accordance with this Section 2, if at any time of offer and sale of such Registrable Securities such securities can be sold pursuant to Rule 144 promulgated under the Securities Act ("RULE 144") in the manner, amount and on such terms as the Investor wishes to offer and sell such securities, the Investor may endeavor to offer and sell such securities pursuant to Rule 144.

               (f) OTHER REGISTRATIONS. The Company agrees that it will not enter into any agreement or instrument with any Person which grants such Person registration rights which are senior to the registration rights granted hereunder without the approval of the Investor, which approval shall not be unreasonably withheld or delayed.

          3. OBLIGATIONS OF THE COMPANY. In connection with the registration of the Registrable Securities, the Company shall:

               (a) Prepare and file with the SEC a Registration Statement or Statements with respect to the Registrable Securities as provided herein, and thereafter use its best efforts to cause the Registration Statement to become effective and keep the Registration Statement effective for the period of distribution contemplated thereby. In any case, the Registration Statement (including any amendments or supplements thereto, prospectuses contained therein and documents incorporated by reference therein) filed by the Company shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

               (b) Prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement and the prospectus used in connection with the Registration Statement as may be necessary to keep the Registration Statement effective for the time periods set forth in Section 3(a) above;

               (c) Furnish to the Investor (i) promptly after the same is prepared and publicly distributed, filed with the SEC or received by the Company, one copy of the Registration Statement and any amendment thereto, each preliminary prospectus and prospectus and each amendment or supplement thereto and (ii) such number of copies of a prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as the Investor may reasonably request in order to facilitate the disposition of the Registrable Securities owned by the Investor;

               (d) Use reasonable efforts to register and qualify the Registrable Securities covered by the Registration Statement under such other securities or blue sky laws of such jurisdictions as the Investor may reasonably request, prepare and file in those jurisdictions such amendments (including post-effective amendments) and supplements, take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times that the Registration Statement is required to be effective under Section 3(a) hereof and take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; PROVIDED, HOWEVER, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (ii) subject itself to general taxation in any such jurisdiction, (iii) file a general consent to service of process in any such jurisdiction, (iv) provide any undertakings that cause more than nominal expense or burden to the Company or
(v) make any change in its charter or bylaws, which in each case the Board of Directors of the Company determines to be contrary to the best interests of the Company and its stockholders;

               (e) As promptly as practicable after becoming aware of such event, notify the Investor of the happening of any event of which the Company has knowledge, as a result of which the prospectus included in the Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and use its best efforts promptly to prepare a supplement or amendment to the Registration Statement to correct such untrue statement or omission, and deliver a number of copies of such supplement or amendment to the Investor as the Investor may reasonably request;

               (f) As promptly as practicable after becoming aware of such event, notify the Investor of the issuance by the SEC of any stop order or other suspension of effectiveness of the Registration Statement;

               (g) Permit a single firm of counsel designated as selling stockholders' counsel by the Investor and other persons participating in the offering to review the Registration Statement and all amendments and supplements thereto a reasonable period of time prior to their filing with the SEC, and shall not file any document in a form to which such counsel reasonably objects;

               (h) Make available for inspection by the Investor, any underwriter participating in any disposition pursuant to the Registration Statement and any attorney, accountant or other agent retained by the Investor or underwriter (collectively, the "INSPECTOR"), all pertinent financial and other records, pertinent corporate documents and properties of the Company (collectively, the "RECORDS"), as shall be reasonably necessary to enable each Inspector to exercise its due diligence responsibility, and cause the Company's officers, directors and employees to supply all information which any Inspector may reasonably request for purposes of such due diligence; PROVIDED, HOWEVER, that each Inspector shall hold in confidence (making such confidential information known only to officers, agents or employees thereof who have a need to know), shall not use any information so obtained for any purpose other than preparation or review of the Registration Statement, and shall not make any disclosure (except to the Investor or underwriter) of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement, (ii) the release of such Records is requested pursuant to a subpoena or other order from a court or government body of competent jurisdiction, or (iii) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement. The Company shall not be required to disclose any confidential information in such Records to any Inspector or the Investor until and unless the Investor or Inspector shall have entered into confidentiality agreements (in a form as is customary in similar circumstances) with the Company with respect thereto, containing at a minimum the provisions contained in this
Section 3(h). The Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at the Company's expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. The Company shall hold in confidence and shall not make any disclosure of information concerning the Investor provided to the Company pursuant to Section 4(a) hereof unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Investor, to undertake, at Investor's expense, appropriate action to prevent disclosure of, or to obtain a protective order for, such information;

               (i) Use its best efforts either to cause all the Registrable Securities covered by the Registration Statement to be listed on the American Stock Exchange or other national securities exchange and on each additional national securities exchange on which similar securities issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange or secure designation of all the Registrable Securities covered by the Registration Statement as a National Association of Securities Dealers Automated Quotations System ("NASDAQ") "national market system security" within the meaning of Rule 11Aa2-1 of the SEC under the Securities Exchange Act of 1934, as amended (the "EXCHANGE Act"), and the quotation of the Registrable Securities on the NASDAQ National Market System; or, if, despite the Company's best efforts, the Company is unsuccessful in satisfying the immediately preceding portion of this clause (i), to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities;

               (j) Provide a transfer agent and registrar, which may be a single entity, for the Registrable Securities not later than the effective date of the Registration Statement;

               (k) Cooperate with the Investor to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Registrable Securities to be sold in the denominations or amounts as the case may be, and registered in such names as the Investor may reasonably request; and

               (l) Take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of the Registrable Securities pursuant to the Registration Statement.

          4.   OBLIGATIONS OF THE INVESTOR. In connection with the  registration
of  the   Registrable   Securities,   the  Investor  shall  have  the  following
obligations:

               (a) It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement that the Investor shall furnish to the Company such information regarding itself and the intended method of disposition of the Common Stock held by it as shall be reasonably required to effect the registration of the Common Stock and shall execute such documents in connection with such registration as the Company may reasonably request. At least fifteen (15) days prior to the first anticipated filing date of the Registration Statement, the Company shall notify the Investor of the information the Company requires (the "REQUESTED INFORMATION").

               (b) The Investor agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Registration Statement hereunder.

               (c) The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(e) or 3(f), the Investor will immediately discontinue disposition of Registrable Securities pursuant to the Registration Statement until the Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section3(e) or 3(f) and, if so directed by the Company, the Investor shall deliver to the Company (at the expense of the Company) or destroy (and deliver to the Company a certificate of destruction) all copies in the Investor's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice.

               (d) In the event the Investor determines to engage the services of an underwriter, the Investor agrees to enter into and perform its obligations under an underwriting agreement, in usual and customary form, including, without limitation, customary indemnification and contribution obligations, with the managing underwriter of such offering and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities.

         5. EXPENSES OF REGISTRATION. All expenses (other than brokerage commissions or discounts) incurred in connection with registrations, filings or qualifications pursuant to Section 2, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees and the fees and disbursements of counsel for the Company, shall be borne by the Company; PROVIDED, HOWEVER, that the Investor shall bear the fees and out-of-pocket expenses of the one legal counsel selected pursuant to Section 3(g) hereof.

         6.    INDEMNIFICATION.

               (a) BY THE COMPANY. To the extent permitted by law, the Company will indemnify and hold harmless the Investor and its employees, agents and attorneys, any underwriter (as defined in the Securities Act) for the Investor, the directors, if any, of such underwriter and the officers, if any, of such underwriter, and each person, if any, who controls any such underwriter within the meaning of the Securities Act or the Exchange Act (each, an "INDEMNIFIED PERSON"), against any losses, claims, damages, expenses or liabilities (joint or several) (collectively "CLAIMS") to which any of them become subject under the Securities Act, the Exchange Act or otherwise, insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any of the following statements, omissions or violations in the Registration Statement, or any post-effective amendment thereof, any prospectus included therein or any documents incorporated by reference therein: (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any post-effective amendment thereof or the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission of any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law (the matters in the foregoing clauses (i) through (iii) being, collectively, "VIOLATIONS"). The Company shall reimburse the Investor and each such underwriter or controlling person, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a) (i) shall not apply to a Claim arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by any Indemnified Person or underwriter for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (ii) with respect to any preliminary prospectus shall not inure to the benefit of any such person from whom the person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented;
(iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or cause to be delivered the prospectus made available by the Company; and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld.

               (b) BY THE INVESTOR. In connection with any Registration Statement in which the Investor is participating, the Investor agrees to indemnify and hold harmless, to the same extent and in the same manner set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement, and each of its employees, agents and attorneys, and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each, an "INDEMNIFIED PARTY"), against any Claim to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim arises out of or is based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs (i) in reliance upon and in conformity with written information furnished to the Company by the Investor expressly for use in connection with such Registration Statement or (ii) the Investor's violation of Regulation M; and the Investor will promptly reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 6(b) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investor. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

               (c) The Company and the Investor shall be entitled to receive indemnities from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in any distribution, to the same extent as provided above, with respect to information such persons so furnished in writing expressly for inclusion in the Registration Statement.

               (d) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action (including any governmental action), such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying parties and the Indemnified Person or the Indemnified Party, as the case may be; PROVIDED, HOWEVER, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if, in the reasonable written opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party or other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as such expense, loss, damage or liability is incurred and is due and payable.

               (e) CONTRIBUTION. To the extent any indemnification provided for herein is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; PROVIDED, HOWEVER, that no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6, no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of such fraudulent misrepresentation and contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

         7. REPORTS UNDER EXCHANGE ACT. With a view to making available to the Investor the benefits of Rule 144 or any other similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without Registration, until such time as the Investor shall have sold all the Registrable Securities pursuant to a Registration Statement or Rule 144, the Company agrees to:

               (a) make and keep public information available, as those terms are understood and defined in Rule 144;

               (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

               (c) furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon request, a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without Registration.

          8. AMENDMENT OF REGISTRATION RIGHTS. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment of waiver effected in accordance with this Section 8 shall be binding upon the Investor and the Company.

          9.   MISCELLANEOUS.

               (a) If the Company receives conflicting instructions, notices or elections from two or more persons or entities with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

               (b) Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered or when sent by registered mail, return receipt requested, addressed if to the Company, at nStor Technologies, Inc., 100 Century Blvd., West Palm Beach, FL 33417, attn: Jack Jaiven, and if to the Investor, at 2740 No. Dallas Parkway, Plano, Texas 75093, Attn: Gary Leonard, or at such other address as each such party furnishes by notice given in accordance with this Section 9(b), and shall be effective, when personally delivered, upon receipt, and when so sent by certified mail, four business days after deposit with the United States Postal Service.

               (c)  Investor   acknowledges   that   the   Company  has  granted
registration rights to other holders of the Company's securities and that nothing herein shall be deemed to alter such existing registration rights.

               (d) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

               (e) This Agreement shall be enforced, governed by and construed in accordance with the laws of the State of Florida applicable to the agreements made and to be performed entirely within such state, without giving effect to rules governing the conflict of laws. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

               (f) Any dispute, claim or controversy arising out of or related to this Agreement or the breach thereof shall be resolved by litigation in a court with jurisdiction in Miami-Dade County, Florida. The prevailing party in any such litigation shall be entitled to attorneys fees.

               (g) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

               (h) This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties hereto.

               (i) All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

               (j) The headings in the Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

               (k) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by telephone line facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

                         [SIGNATURES ON FOLLOWING PAGE]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

                                      nSTOR TECHNOLOGIES, INC.



                                      By: /s/ Jack Jaiven
                                          ------------------------------------
                                          Jack Jaiven
                                          Vice President


                                      INVESTOR:

                                      PACIFIC TECHNOLOGY GROUP, INC.


                                      By:  /s/ John E. Gates
                                           -----------------------------------




























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